SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 25, 2019

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F   ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, January 25, 2019 regarding “Fourth quarter and full-year report 2018”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: January 25, 2019

Fourth quarter and

full-year report 2018

Stockholm, January 25, 2019

Fourth quarter highlights

•	Sales as reported increased by 10% YoY and sales adjusted for comparable units and currency increased by 4%.

•	Networks sales adjusted for comparable units and currency grew by 6% YoY. Digital Services sales adjusted for comparable units and currency grew by 5% YoY.

•	Costs related to revised Business Support Systems (BSS) strategy of SEK -6.1 b., of which SEK -3.1 b. were restructuring charges, impacted Digital Services operating income in Q4.

•

Gross margin was 25.7% (21.6%). Gross margin, excluding restructuring charges and other costs related to revised BSS strategy, improved to 36.3%, supported by cost reductions, the ramp-up of Ericsson Radio System (ERS) and the contract review in Managed Services.

•	Operating margin was -2.9% (-33.3%). Operating margin, excluding restructuring charges and other costs related to revised BSS strategy, was 8.7%.

•

Networks operating margin excluding restructuring charges was 17.5% (8.6%). The increase was driven by cost reductions, the ERS ramp-up and reversal of provisions for impairment losses on trade receivables, partly offset by increased investments in R&D.

•	Digital Services operating income, excluding restructuring charges and costs related to revised BSS strategy, was SEK -0.6 b.

•	Managed Services operating margin excluding restructuring charges increased to 5.2% (-13.0%). The review of all 42 low-performing customer contracts has been completed.

Full-year highlights

•	Sales as reported increased by 3% and sales adjusted for comparable units and currency increased by 1%, with Networks growing by 3% – the first year of organic growth for Ericsson since 2013.

•

Gross margin was 32.3% (23.3%). Gross margin excluding restructuring charges improved to 35.2% (25.9%), supported by cost reductions, the ramp-up of Ericsson Radio System (ERS) and the review of managed services contracts.

•	Operating income was SEK 1.2 (-34.7) b. Operating income excluding restructuring charges was SEK 9.3 (-26.2) b. driven by higher gross margin and sales as well as lower operating expenses.

•	Cash flow from operating activities was SEK 9.3 (9.6) b. Free cash flow excluding M&A amounted to SEK 4.3 (4.8) b. Net cash at year-end was SEK 35.9 (34.7) b.

•	The Board of Directors will propose a dividend for 2018 of SEK 1.00 (1.00) per share to the AGM.

SEK b.	Q4 2018	Q4 2017	YoY change	Q3 2018	QoQ change	Full-year 2018	Full-year 2017	Full-year change
Net sales	63.8	57.9	10%	53.8	19%	210.8	205.4	3%
Sales growth adj. for comparable units and currency	—	—	4%	—	19%	—	—	1%
Gross margin	25.7%	21.6%	—	36.5%	—	32.3%	23.3%	—
Operating income (loss)	-1.9	-19.3	—	3.2	-157%	1.2	-34.7	—
Operating margin	-2.9%	-33.3%	—	6.0%	—	0.6%	-16.9%	—
Net income (loss)	-6.5	-18.5	—	2.7	—	-6.3	-32.4	—
EPS diluted, SEK	-1.99	-5.63	—	0.83	—	-1.98	-9.94	—
EPS (non-IFRS), SEK 1)	-0.77	-1.09	—	1.03	-175%	0.27	-3.24	—
Cash flow from operating activities	4.3	11.2	-62%	2.0	110%	9.3	9.6	-3%
Free cash flow excluding M&A 2)	3.0	10.2	-71%	0.7	—	4.3	4.8	-12%
Net cash, end of period	35.9	34.7	4%	32.0	12%	35.9	34.7	4%
Gross margin excluding restructuring charges	32.0%	25.1%	—	36.9%	—	35.2%	25.9%	—
Operating income (loss) excluding restructuring charges	2.6	-16.9	—	3.8	-33%	9.3	-26.2	-135%
Operating margin excluding restructuring charges	4.0%	-29.1%	—	7.0%	—	4.4%	-12.8%	—

1)

EPS diluted, excl. amortizations and write-downs of acquired intangible assets, and excluding restructuring charges. Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

2)	Free cash flow excluding M&A: See Alternative Performance Measures (APM) at the end of the report.

Non-IFRS financial measures are reconciled to the most directly reconcilable line items in the financial statements at the end of this report.

1 Ericsson | Fourth Quarter and Full-Year Report 2018

CEO comments

Our focused strategy has yielded clear results. Ericsson is today a stronger company. Increased investments in R&D for future growth, managed services contract reviews, combined with efficient cost control have proven to be successful, with improved competitiveness and profitability as a result. As the industry moves to 5G and IoT, we will now take the next step, focusing on profitable growth in a selective and disciplined way.

Sales have gradually improved during 2018, resulting in full-year organic sales growth1) for the first time since 2013. This is partly due to an improved market, but also driven by market share gains in Networks as a result of a more competitive radio product portfolio. In parallel, gross margins2) have improved across all segments, with full-year gross margin2) of 35% (26%) and operating margin2) of 4% (-13%).

Segment Networks had another strong quarter with high business activity across multiple regions. Networks organic sales1) increased by 6% YoY, positively impacted by a recovering RAN market as well as strong performance in the product portfolio. Growth was partly due to a higher than anticipated activity level in North America driven by increased 5G demand among the US operators. Networks gross margin2) improved to 41% (35%) YoY, mainly due to improved hardware margins driven by the successful shift to Ericsson Radio System (ERS). Strategic contracts and 5G field trials had a negative impact on operating margin in the quarter. R&D investments continued to grow in the quarter, but are now expected to flatten out.

In Managed Services, gross margin2) improved to 12% (-5%) YoY, supported by efficiency gains and customer contract reviews. We have now addressed all 42 targeted contracts, resulting in an annualized profit improvement of SEK 0.9 b. During the year, we have increased our investments in automation, analytics and AI.

We continue to execute on our plan to turn the Digital Services business around. Focus has been on stabilizing top line, modernizing the portfolio and taking costs out. In Digital Services there has been solid progress in most portfolio areas. Underlying operating expenses3) in 2018 were SEK 2.6 b. lower than in 2017. However, the Business Support Systems (BSS) area has not shown satisfactory progress and we are now in the process of reshaping the business. To speed up restructuring of the BSS business, additional measures were communicated on January 10, 2019. These measures include provisions and restructuring charges of SEK -6.1 b., which were taken in Q4. The reshaped strategy will set Digital Services on a stronger path to achieve the 2020 financial targets. Organic sales1) in Digital Services grew by 5% YoY, driven by Cloud Core and OSS. Gross margin2), adjusted for above mentioned provisions, improved to 38%. Operating income, excluding restructuring charges and other costs related to revised BSS strategy, was SEK -0.6 b. in the quarter.

In segment Emerging Business and Other, we invest in initiatives that aim to scale and help create future business for Ericsson. We manage Emerging Business initiatives for growth case by case, based on positive net present value (NPV), within 2022 Group targets. Organic segment sales1) grew by 1% YoY and operating income2) was SEK -1.5 (-7.6) b. Sales growth and operating income2) in the segment, excluding the media business, was 60% and SEK -0.9 (-0.8) b. respectively.

Free cash flow excluding M&A in 2018 was lower than in 2017, primarily due to the return to growth and strong sales development at the end of the fourth quarter. In addition, sale of trade receivables was further reduced. The Board will propose a dividend of SEK 1.00 (1.00) per share to the AGM.

As previously disclosed, we are voluntarily cooperating with an investigation into Ericsson’s compliance with the U.S. Foreign Corrupt Practices Act (FCPA). The discussions with US authorities continue and we will provide updates as appropriate.

Our R&D investments over the past two years have secured a highly competitive and industry-leading offering. We will continue to invest in 5G, automation and AI to create both customer and shareholder value. Even though costs related to strategic contracts and 5G field trials will impact margins short term, they will help reaching our targets for 2020 and 2022 as well as strengthen our business in the long term.

Börje Ekholm

President and CEO

1)	Organic sales growth: Sales adjusted for comparable units and currency

2)	Excluding restructuring charges

3)	Excluding net impact from amortization and capitalization of development expenses, as well as of intangible assets, risk provisions and write-downs.

Planning assumptions going forward

Market related

•	The Radio Access Network (RAN) equipment market is estimated to increase by 2% for full-year 2019 with 2% CAGR for 2018-2023. (Source: Dell’Oro.)

Currency exposure

•	Rule of thumb: A weakening by 10% of USD to SEK would have a negative impact of approximately -5% on net sales and approximately -1 percentage point on operating margin.

Ericsson related

•	5-year average sales seasonality between Q4 and Q1 is -26%.

•	The baseline for the current IPR licensing contract portfolio is approximately SEK 8 b. on an annual basis.

•	Strategic contracts in Networks, with initially lower margins, taken to strengthen the market position, will continue to have a negative impact on gross margin. The costs may vary between quarters, without jeopardizing 2020 financial targets.
•	Costs for 5G field trials mainly in Networks will continue in 2019.

•	R&D expenses are expected to flatten out, starting in Q1.

•	Operating expenses typically decrease between Q4 and Q1 due to seasonality.

•	Restructuring charges for full-year 2019 are estimated to be SEK -3 to -5 b.

•	Cost reductions and efficiency improvements will continue in Digital Services aiming to significantly reduce losses in 2019.

•	The planned divestment of MediaKind is ongoing: 2018 financials Media Solutions business (MediaKind incl. transaction-related costs etc): Net sales 2018: SEK 2.7 b. and Q4: SEK 0.7 b., operating income excl. restructuring charges 2018: SEK -1.7 b. and Q4: SEK -0.5 b.

•	The estimated net impact of amortization and capitalization of development expenses and of recognition and deferral of hardware costs will be approximately SEK -1 b. for 2019, compared with SEK -2.6 b. in 2018.

2 Ericsson | Fourth Quarter and Full-Year Report 2018	CEO comments

Financial highlights

SEK b.	Q4 2018	Q4 2017	YoY change	Q3 2018	QoQ change	Full-year 2018	Full-year 2017	Full-year change
Net sales	63.8	57.9	10%	53.8	19%	210.8	205.4	3%
Sales growth adj. for comparable units and currency	—	—	4%	—	19%	—	—	1%
Gross income	16.4	12.5	31%	19.6	-17%	68.2	47.9	42%
Gross margin (%)	25.7%	21.6%	—	36.5%	—	32.3%	23.3%	—
Research and development (R&D) expenses	-10.7	-9.9	7%	-9.4	14%	-38.9	-37.9	3%
Selling and administrative expenses	-7.7	-8.2	-7%	-6.6	16%	-27.5	-29.0	-5%
Impairment losses on trade receivables	0.4	-0.7	—	-0.4	—	-0.4	-3.6	—
Other operating income and expenses	-0.3	-12.9	-98%	0.0	—	-0.2	-12.1	—
Operating income (loss)	-1.9	-19.3	-90%	3.2	-157%	1.2	-34.7	—
Operating margin (%)	-2.9%	-33.3%	—	6.0%	—	0.6%	-16.9%	—
Financial net	-0.7	-0.5	38%	-0.6	12%	-2.7	-1.2	123%
Taxes	-3.9	1.3	—	0.1	—	-4.8	3.5	—
Net income (loss)	-6.5	-18.5	-65%	2.7	—	-6.3	-32.4	—
Restructuring charges	-4.4	-2.4	82%	-0.6	—	-8.0	-8.5	—
Gross income excluding restructuring charges	20.4	14.6	40%	19.8	3%	74.1	53.2	39%
Gross margin excluding restructuring charges	32.0%	25.1%	—	36.9%	—	35.2%	25.9%	—
R&D expenses excluding restructuring charges	-10.4	-10.1	3%	-9.2	14%	-37.6	-35.6	6%
SG&A expenses excluding restructuring charges	-7.6	-7.7	-2%	-6.5	17%	-26.7	-28.1	—
Operating income (loss) excl. restructuring charges	2.6	-16.9	—	3.8	-33%	9.3	-26.2	—
Operating margin excluding restructuring charges	4.0%	-29.1%	—	7.0%	—	4.4%	-12.8%	—

FOURTH QUARTER COMMENTS

Costs related to revised Business Support Systems (BSS) strategy

Provisions of SEK -6.1 b. were made in the quarter to reshape the Business Support Systems (BSS) strategy in Digital Services. The impact on cost of sales was SEK -5.9 b., of which SEK -3.1 b. were restructuring charges, and the impact on R&D expenses was SEK -0.2 b. (write-down of capitalized development expenses). For more information see Other information on page 18.

Net sales

Sales increased by 10% YoY. Sales adjusted for comparable units and currency increased by 4% YoY, mainly driven by sales growth in Networks and Digital Services. Networks sales adjusted for comparable units and currency increased by 6% YoY, driven by sales growth in North America, Europe and Latin America as well as in North East Asia. Digital Services sales adjusted for comparable units and currency increased by 5% YoY, mainly due to increased sales in North East Asia and North America. Managed Services sales adjusted for comparable units and currency declined by -5% YoY, mainly as a result of exited non-strategic contracts. Sales adjusted for comparable units and currency in Emerging Business and Other increased by 1% YoY, driven by growth in iconectiv.

Sequentially, sales and sales adjusted for comparable units and currency both increased by 19%, supported by sales growth of 45% in Digital Services. Networks sales adjusted for comparable units and currency grew by 16% .

IPR licensing revenues

IPR licensing revenues were flat YoY and QoQ at SEK 2.1 b.

Gross margin

Gross margin increased to 25.7% (21.6%). Gross margin excluding restructuring charges increased to 32.0% (25.1%), mainly driven by improvements in Networks and Managed Services partly offset by costs related to revised BSS strategy. Gross margin excluding total restructuring charges and other costs for revised BSS strategy was 36.3%. Cost reductions, ramp-up of Ericsson Radio System (ERS) product platform and good progress in customer contract reviews in Managed Services had a positive impact on gross margin YoY.

Write-down of assets, as well as provisions and adjustments related to certain customer projects had a significant negative impact on gross margin in 2017.

Sequentially, gross margin decreased to 25.7% from 36.5%. Gross margin excluding restructuring charges declined to 32.0% from 36.9%, mainly due to costs related to revised BSS strategy impacting cost of sales negatively.

Operating expenses

R&D expenses were SEK -10.7 (-9.9) b. R&D expenses excluding restructuring charges increased to SEK -10.4 (-10.1) b., due to increased 4G and 5G investments in Networks. The increase was partly offset by reductions in Digital Services.

Sequentially, R&D expenses increased, mainly due to seasonality.

Selling and administrative (SG&A) expenses decreased to SEK -7.7 (-8.2) b. SG&A expenses excluding restructuring charges decreased to SEK -7.6 (-7.7) b. YoY, with cost reductions of SEK 0.6 b. partly offset by increased costs for customer 5G field trials.

Sequentially, SG&A excluding restructuring charges increased due to seasonality and higher provisions for variable compensation, partly offset by reduced costs related to revaluation of customer financing.

Impairment losses on trade receivables were positive at SEK 0.4 (-0.7) b. following reversals of earlier provisions due to customer payments. Impairment losses on trade receivables were SEK -0.4 b. in Q3 2018. As of 2018, impairment testing is made using a methodology where country and customer risks are continuously assessed.

Other operating income and expenses

Other operating income and expenses were SEK -0.3 (-12.9) b. due to costs to reset the Edge Gravity (offering for edge computing) business in segment Emerging Business and Other. Write-down of assets had a significant negative impact on other operating income and expenses in 2017. There were no other operating income and expenses in Q3.

3 Ericsson | Fourth Quarter and Full-Year Report 2018	Financial highlights

Consequences of technology and portfolio shifts

Due to technology and portfolio shifts, the Company is reducing the capitalization of development expenses for product platforms and software releases as well as the deferral of hardware costs. As a consequence, higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs have a negative impact on operating income. The amounts related to capitalized software releases were fully amortized in 2017.

Net impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs

SEK b.	Q4 2018	Q4 2017	Q3 2018	FY 2018	FY 2017
Cost of sales	-0.2	-0.8	-0.2	-0.9	-2.6
R&D expenses	-0.6	-0.6	-0.5	-1.7	-0.3

Total impact	-0.7	-1.4	-0.7	-2.6	-2.9

Restructuring charges

Restructuring charges increased to SEK -4.4 (-2.4) b. YoY of which the main part, SEK -3.1 b., is costs related to revised BSS strategy. Restructuring charges in Q3 2018 were SEK -0.6 b.

Operating income and margin

Operating income (loss) was reduced to SEK -1.9 (-19.3) b. YoY. Operating income excluding restructuring charges improved to SEK 2.6 (-16.9) b. Improved gross margin, increased net sales and reversal of provisions for impairment losses on trade receivables had a positive impact YoY. The net impact of amortization and capitalization of development expenses and of recognition and deferral of hardware costs was SEK -0.7(-1.4) b.

Write-down of assets as well as provisions and adjustments related to certain customer projects had a significant impact on the 2017 operating expenses.

Operating income and operating margin excluding restructuring charges and other costs for revised BSS strategy were SEK 5.5 b. and 8.7% respectively.

Operating income declined sequentially to SEK -1.9 b. from SEK 3.2 b. Operating income excluding restructuring charges declined to SEK 2.6 b. from SEK 3.8 b. Negative effects from costs related to revised BSS strategy and seasonally higher operating expenses were partly offset by higher sales and reversal of provisions for impairment losses on trade receivables.

Financial net

Financial net declined to SEK -0.7 (-0.5) b. mainly due to negative effects of interest rate revaluation. The revaluation and realization effects of foreign exchange forecast hedging were SEK -0.1 (-0.1) b. In Q3 2018 there were no such effects.

Taxes

Taxes amounted to SEK -3.9 (1.3) b., negatively impacted by impairment of withholding tax assets and non-deductable expenses.

Net income (loss) and EPS

Net income and EPS diluted increased YoY, as a consequence of the improved operating income. Sequentially, net income and EPS diluted decreased due to costs related to revised BSS strategy and increased tax costs.

Employees

The number of employees on Dec 31, 2018, was 95,359, a net increase of 860 employees in the quarter. The employee increase in the quarter is mainly in R&D.

Focused strategy execution

The following four measures are indicators of the progress of strategy execution.

Area	Activity	Status Q4 2018
Networks	Transition to new Ericsson Radio System	The transition is now successfully completed with 87% accumulated for full-year 2018 (2017: 61%) and 93% in Q4 2018 (ERS radio unit deliveries out of total radio unit deliveries).

Digital Services	• Growth in sales of new product portfolio	• Net sales full-year 2018: +4%

	• Addressing critical customer contracts	• Out of 45 contracts identified, in total 23 have been addressed (4 in Q418 isolated)

Managed Services	Addressing low-performing customer contracts	The review of all 42 contracts identified (2 in Q418 isolated) has been completed resulting in an annualized profit improvement of SEK 0.9 b. (Q3 2018: SEK 0.9 b.)

4 Ericsson | Fourth Quarter and Full-Year Report 2018	Financial highlights

FULL-YEAR COMMENTS

Net sales

Sales increased by SEK 5.5 b. or 3% to SEK 210.8 (205.4) b. Networks sales increased by SEK 6.3 b. (5%), Digital Services sales decreased by SEK -0.7 b. (-2%), Managed Services sales decreased by SEK -0.7 b. (-3%) and Emerging Business and Other sales increased by SEK 0.5 b. (7%).

The sales increase in Networks was mainly driven by higher demand for radio access network (RAN) equipment. Networks sales growth adjusted for comparable units and currency was 3%. This should be compared with the Dell’Oro estimate that the RAN equipment market would increase by 2% for full-year 2018.

The sales decrease in segment Digital Services was due to lower sales in legacy products. The sales decline in Managed Services was mainly a result of exit of low-performing and non-strategic contracts. The sales increase in segment Emerging Business and Other was driven by growth in iconectiv business due to the multi-year number portability contract in the United States.

In the geographical dimension, sales grew in North America and in Europe and Latin America.

Sales adjusted for comparable units and currency increased by 1%. The sales mix by commodity was: software 21% (21%), hardware 37% (35%) and services 42% (44%).

IPR licensing revenues

IPR licensing revenues decreased to SEK 8.0 (8.3) b. The baseline for the current IPR licensing contract portfolio is approximately SEK 8 b. on an annual basis.

Gross margin

Gross margin increased to 32.3% (23.3%) with improved margins in hardware and services mainly driven by cost reductions, ramp-up of Ericsson Radio System product platform and good progress in the review of low-performing managed services contracts. A reduced share of services sales had a positive impact on gross margin. Restructuring charges included in the gross margin increased to SEK -5.9 (-5.2) b. Costs of SEK -5.9 b., of which SEK -3.1 b. were restructuring charges, impacted gross margin in Digital Services.

Due to technology and portfolio shifts, the company has since 2017 reduced the capitalization of development expenses and the deferral of hardware costs, which had a net impact on gross income of SEK -0.9 (-2.6) b. Write-down of assets, as well as provisions and adjustments related to certain customer projects had a significant negative impact on gross margin in 2017.

Operating expenses

Operating expenses decreased to SEK -66.8 (-70.6) b. with SG&A expenses of SEK -27.5 (-29.0) b., R&D expenses of SEK -38.9 (-37.9) b. and impairment losses on trade receivables of SEK -0.4 (-3.6) b. Restructuring charges included in operating expenses were SEK -2.1 (-3.3) b.

R&D expenses increased due to increased investments in R&D for Networks. The increase was partly offset by R&D reductions in Digital Services. Higher amortized than capitalized development expenses had a negative effect on R&D expenses of SEK -1.7 (-0.3) b.

SG&A expenses were reduced as a result of cost reduction activities. The reduction was more than offset by higher provisions for variable compensation, increased costs related to revaluation of customer financing and increased costs for 5G trials.

Other operating income and expenses

Other operating income and expenses was SEK -0.2 (-12.1) b. In 2017, write-down of intangible assets had a significant negative impact on other operating expenses.

Restructuring charges

Restructuring charges amounted to SEK -8.0 (-8.5) b., which was higher than the earlier estimate of SEK -5 to -7 b. The restructuring charges in 2018 mainly relate to the cost-reduction program announced in 2017 and costs related to revised BSS strategy. Total restructuring charges for 2019 are estimated to be SEK -3 to -5 b.

Operating income and margin

Operating income improved to SEK 1.2 (-34.7) b. Higher gross margin and sales and lower operating expenses had a positive impact. Higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs impacted operating income by SEK -2.6 (-2.9) b. Write-down of assets, as well as provisions and adjustments related to certain customer projects had a significant negative impact on operating income in 2017. Operating margin was 0.6% (-16.9%). Operating margin excluding restructuring charges of SEK -8.0 (-8.5 ) b. was 4.4% (-12.8%).

Financial net

The financial net decreased to SEK -2.7 (-1.2) b., mainly due to increased negative effects of foreign exchange revaluation, negative currency hedge effects and reduced interest rates. The currency hedge effects, which derive from the hedge loan balance in USD, impacted financial net by SEK -0.5 (0.5) b. The SEK weakened against the USD between December 31, 2017 (SEK/USD rate 8.20) and December 31, 2018 (SEK/USD rate 8.94).

Taxes

Taxes were SEK -4.8 (3.5) b., negatively impacted by impairment of withholding tax assets in Sweden mainly as a result of provisions related to revised BSS strategy. In addition, non-deductible expenses, withholding tax expenses outside of Sweden and revaluation of tax assets due to a change in Swedish corporate tax rate impacted tax costs negatively.

Net income and EPS

Net income improved to SEK -6.3 (-32.4) b. driven by higher operating income partly offset by a negative financial net and increased tax costs. EPS diluted was SEK -1.98 (-9.94) and EPS (non-IFRS) was SEK 0.27 (-3.24).

Employees

The number of employees on December 31, 2018 was 95,359, a reduction of 5,376 employees compared with Dec 31, 2017.

The employee reduction was mainly in services as a consequence of the cost-reduction program. The number of R&D employees has increased by more than 1,100 in 2018.

5 Ericsson | Fourth Quarter and Full-Year Report 2018	Financial highlights

Market area sales

	Fourth quarter 2018					Change
SEK b.	Networks	Digital Services	Managed Services	Emerging Busi- ness and Other	Total	YoY	QoQ
South East Asia, Oceania and India	6.1	1.3	0.9	0.0	8.2	5%	3%
North East Asia	5.5	2.5	0.4	0.0	8.4	30%	45%
North America	14.0	2.8	1.2	0.0	18.0	23%	21%
Europe and Latin America	10.5	4.3	3.4	0.1	18.2	8%	23%
Middle East and Africa	3.6	1.8	1.0	0.0	6.5	-14%	14%
Other 1)	1.9	0.4	0.0	2.1	4.4	2%	-3%

Total	41.6	13.0	6.9	2.3	63.8	10%	19%

1)	Market Area “Other” includes primarily licensing revenues and the major part of segment Emerging Business and Other

FOURTH QUARTER COMMENTS

South East Asia, Oceania and India

Sales increased YoY, primarily in Managed Services where a new contract was won in 2018. Network sales increased slightly YoY, mainly in South East Asia. Digital Services sales declined YoY due to timing of project deliveries.

North East Asia

Sales increased YoY. In Mainland China, Network sales increased with continued deployment of Narrowband IoT. Digital Services sales also increased with signing of a telecom core contract that had been delayed from previous quarters. Sales in Japan remained flat while operators plan for 5G. Large scale field trials for 5G continue in Mainland China and Japan.

North America

Networks and Digital Services sales increased YoY, primarily driven by investments in 5G readiness and expansions across all major customers. Managed Services sales grew YoY, driven by strong variable sales in large customer contracts.

Europe and Latin America

Sales increased YoY, driven by growth in Latin America and parts of Europe. Managed Services sales declined YoY as a consequence of addressed non-strategic contracts.

Middle East and Africa

Sales declined YoY. Networks sales declined due to timing of investments and monetary restrictions in certain markets. Digital Services sales declined due to timing of project milestones. Managed services sales were stable YoY.

Other

Sales increased slightly YoY, mainly driven by growth in iconectiv (part of segment Emerging Business and Other). IPR licensing revenues amounted to SEK 2.1 (2.1) b.

	Full-year 2018					Change
SEK b.	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	YoY
South East Asia, Oceania and India	21.3	4.8	3.4	0.0	29.6	-6%
North East Asia	15.9	4.8	1.5	0.1	22.3	-5%
North America	46.5	8.4	3.7	0.1	58.6	13%
Europe and Latin America	34.4	12.3	13.2	0.3	60.3	6%
Middle East and Africa	13.3	6.3	4.0	0.0	23.6	-5%
Other 1)	7.2	1.4	0.0	7.9	16.5	-1%

Total	138.6	38.1	25.8	8.4	210.8	3%

1)	Market Area “Other” includes primarily licensing revenues and the major part of segment Emerging Business and Other

FULL-YEAR COMMENTS

South East Asia, Oceania and India

Sales declined, mainly due to timing of major projects in Vietnam and India. Managed services sales grew slightly mainly due to a new contract, while sales in Digital Services remained flat.

North East Asia

Sales declined due to reduced operator investments in LTE whilst the operators plan for 5G.

North America

Networks sales increased, primarily driven by investments in 5G readiness across all major customers. Digital Services sales increased as operators digitalize operations and improve customer experience to prepare for 5G. Managed Services sales grew, driven by higher variable sales in large customer contracts.

Europe and Latin America

The strong growth in Networks sales in Latin America and parts of Europe was partly offset by lower sales in Managed Services due to exit of non-strategic contracts.

Middle East and Africa

Sales declined slightly. Networks sales declined due to monetary restrictions in certain markets, Digital Services declined due to timing of project milestones while Managed Services sales were flat.

Other

Sales declined slightly. IPR licensing revenues amounted to SEK 8.0 (8.3) b.

6 Ericsson | Fourth Quarter and Full-Year Report 2018	Market area sales

Segment results

Networks

SEK b.	Q4 2018	Q4 2017	YoY change	Q3 2018	QoQ change	Full-year 2018	Full-year 2017	Full-year change
Net sales	41.6	37.1	12%	35.9	16%	138.6	132.3	5%
Of which products	29.8	25.4	17%	25.3	18%	96.9	90.3	7%
Of which IPR licensing revenues	1.8	1.7	2%	1.8	0%	6.5	6.8	-4%
Of which services	11.8	11.7	1%	10.6	12%	41.6	42.0	-1%
Sales growth adjusted for comparable units and currency	—	—	6%	—	16%	—	—	3%
Gross income	16.6	11.8	40%	14.8	12%	55.2	43.4	27%
Gross margin	39.9%	32.0%	—	41.3%	—	39.8%	32.8%	—
Operating income	6.9	1.9	—	5.7	21%	19.4	10.5	86%
Operating margin	16.5%	5.2%	—	15.7%	—	14.0%	7.9%	—
Restructuring charges	-0.4	-1.3	—	-0.1	—	-1.8	-4.8	—
Gross income excl. restructuring charges	17.1	12.9	32%	14.9	15%	56.5	46.6	21%
Gross margin excl. restructuring charges	41.0%	34.8%	—	41.5%	—	40.8%	35.2%	—
Operating income excl. restructuring charges	7.3	3.2	127%	5.8	26%	21.2	15.3	39%
Operating margin excl. restructuring charges	17.5%	8.6%	—	16.1%	—	15.3%	11.6%	—

FOURTH QUARTER COMMENTS

Net sales

Sales increased by 12% YoY and sales adjusted for comparable units and currency increased by 6%. The increase is mainly due to strong growth in North America, Europe and Latin America as well as in North East Asia, driven by investments in 5G readiness and LTE networks.

Sales increased by 16% QoQ and sales adjusted for comparable units and currency also increased by 16%. The sequential sales growth was slightly lower than normal seasonality mainly due to lower sales in India. Sales in North America were higher than anticipated and driven by large hardware deliveries.

Gross margin

Gross margin increased to 39.9% (32.0%) YoY. Gross margin excluding restructuring charges increased to 41.0% (34.8%) due to improved margins in hardware and services as well as lower negative impact of higher recognition than deferral of hardware cost. In addition, the share of hardware sales increased whereas the share of services sales decreased, which impacted gross margin positively YoY.

Provisions and adjustments related to certain customer projects had a negative impact on gross margin in 2017.

Gross margin decreased to 39.9% from 41.3% QoQ. Gross margin excluding restructuring charges decreased to 41.0% from 41.5% QoQ. The decrease was due to hardware sales with initially lower margins, related to new strategic contracts taken to strengthen the market position. A lower share of services sales had a positive impact on gross margin QoQ.

Operating income and margin

Operating income increased to SEK 6.9 (1.9) b. YoY and operating margin improved to 16.5% (5.2%). Operating income excluding restructuring charges was SEK 7.3 (3.2) b. and the corresponding operating margin was 17.5% (8.6%). The improvement was mainly driven by higher gross margin and sales. Operating margin was positively impacted by reversal of provisions for impairment losses on trade receivables of SEK 0.3 (-0.6) b. in the quarter.

Operating income increased to SEK 6.9 b. from SEK 5.7 b. QoQ and operating margin increased to 16.5% from 15.7%. Operating income excluding restructuring charges increased to SEK 7.3 b. from SEK 5.8 b. and operating margin excluding restructuring charges increased to 17.5% from 16.1%. The improvement was driven by higher sales.

Provisions and adjustments related to certain customer projects as well as write-down of assets had a negative impact on operating income in 2017.

Net impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs

SEK b.	Q4 2018	Q4 2017	Q3 2018	FY 2018	FY 2017
Cost of Sales	-0.1	-0.5	-0.1	-0.7	-1.5
R&D expenses	0.1	-0.1	0.0	0.4	0.0

Total impact	0.0	-0.6	-0.1	-0.3	-1.5

FULL-YEAR COMMENTS

Net sales

Sales increased by 5% YoY to SEK 138.6 (132.3) b. Sales adjusted for comparable units and currency increased by 3%. The sales increase was due to sales growth in North America and in Europe and Latin America, driven by telecom operator investments in 5G readiness and LTE networks. The Networks share of IPR licensing revenues was SEK 6.5 (6.8) b.

Gross margin

Gross income increased to SEK 55.2 (43.4) b. and gross margin increased to 39.8% (32.8%). Gross margin increased across all areas, mainly due to improved margins in hardware and a higher share of hardware sales at the expense of services sales. The impact on gross margin of higher recognition than deferral of hardware costs was SEK -0.7 (-1.5) b. In 2017 the gross margin was negatively impacted by provisions and customer project adjustments.

7 Ericsson | Fourth Quarter and Full-Year Report 2018	Segment results | Networks

Operating income and margin

Operating income increased to SEK 19.4 (10.5) b. due to lower restructuring charges as well as higher sales and gross margin. The increase was partly offset by increased operating expenses. Operating expenses increased mainly due to higher investments in R&D to strengthened technology leadership. Net impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs was SEK -0.3 (-1.5) b. Restructuring charges were SEK -1.8 (-4.8) b. Operating margin increased to 14.0% (7.9%).

Strategy execution

As presented at the 2018 Capital Markets Day, the target for Networks is to generate an operating margin between 15%-17% (excluding restructuring charges) by 2020.

Four important ongoing strategic activities are to:

•	invest in R&D to safeguard a leading portfolio and cost leadership

•	fully transition the radio unit deliveries to Ericsson Radio System (ERS) for increased competitiveness

•	continue to make savings in service delivery

•	selectively gain market share based on technology and cost competitiveness.

The ERS, which was introduced to the market in 2015, has proven to be competitive as well as creating a strong market position. The ERS is now fully transitioned and it accounted for 93% of total radio unit deliveries in the fourth quarter and 87% for full-year 2018.

By year-end 2018 Ericsson had announced 10 commercial 5G deals and had 42 ongoing 5G trials. The market share of Ericsson RAN equipment has increased to 29.4% for the first nine months of 2018 compared with 28.2% for the same period in 2017, according to Dell’Oro’s report from November 2018.

8 Ericsson | Fourth Quarter and Full-Year Report 2018	Segment results | Networks

Digital Services

SEK b.	Q4 2018	Q4 2017	YoY change	Q3 2018	QoQ change	Full-year 2018	Full-year 2017	Full-year change
Net sales	13.0	11.8	10%	9.0	45%	38.1	38.8	-2%
Of which products	7.5	6.5	16%	4.6	63%	20.5	21.0	-3%
Of which IPR licensing revenues	0.4	0.4	2%	0.4	1%	1.4	1.5	-4%
Of which services	5.5	5.4	3%	4.4	26%	17.6	17.7	-1%
Sales growth adjusted for comparable units and currency	—	—	5%	—	45%	—	—	-4%
Gross income	-1.2	1.1	—	3.2	-139%	8.3	4.7	77%
Gross margin	-9.5%	9.4%	—	35.7%	—	21.8%	12.1%	—
Operating income (loss)	-7.1	-12.3	—	-1.8	—	-13.9	-27.3	—
Operating margin	-54.5%	-103.8%	—	-19.9%	—	-36.4%	-70.4%	—
Restructuring charges	-3.5	-0.7	—	-0.4	—	-5.4	-2.5	—
Gross income excl. restructuring charges	2.1	1.7	23%	3.3	-36%	12.3	6.0	106%
Gross margin excl. restructuring charges	16.4%	14.6%	—	36.9%	—	32.4%	15.4%	—
Operating income (loss) excl. restructuring charges	-3.5	-11.6	—	-1.4	148%	-8.5	-24.8	—
Operating margin excl. restructuring charges	-27.2%	-98.0%	—	-15.9%	—	-22.3%	-63.9%	—

FOURTH QUARTER COMMENTS

Net sales

Sales increased by 10% YoY driven by strong sales of 5G-ready Cloud Core and OSS solutions in North East Asia and North America. Sales in the new product portfolio increased by 31% partly offset by continued decline in sales of the legacy product portfolio. The interest in Ericsson’s 5G-ready and cloud-native products remains strong with several signed contracts in the quarter. Sales adjusted for comparable units and currency increased by 5% YoY.

Sales increased by 45% QoQ, driven by seasonality and strong sales in Cloud Core and OSS in North East Asia and North America.

Gross margin

Provisions of SEK -6.1 b. were made in the quarter to reshape the Business Support Systems (BSS) strategy in Digital Services. The impact on cost of sales was SEK -5.9 b., of which SEK -3.1 b. were restructuring charges, and the impact on R&D expenses was SEK -0.2 b. (write-down of capitalized development expenses).

Gross margin decreased to -9.5% (9.4%) YoY, impacted by the above provisions.

Cost reductions and efficiency improvements had a significant impact on gross margin YoY. Gross margin excluding restructuring charges and other costs related to revised BSS strategy was 37.5%.

Gross margin declined to -9.5% from 35.7% QoQ, due to costs related to revised BSS strategy.

Operating income (loss)

Operating income was SEK -7.1 (-12.3) b. and was impacted by costs related to revised BSS strategy. Operating income excluding restructuring charges and other costs related to revised BSS strategy was SEK -0.6 b. Cost reductions in both cost of sales and in operating expenses had a significant positive impact on operating income YoY. R&D expenses, excluding restructuring charges and excluding the net impact from amortized and capitalized development expenses, decreased by SEK 0.8 b. YoY. Total operating expenses excluding restructuring charges as a percentage of sales decreased by more than 10 percentage points compared with Q4 2017.

Operating income in Q4 2017 was negatively impacted by significant write-down of assets as well as provisions and customer project adjustments.

Operating income decreased to SEK -7.1 b. from SEK -1.8 b. QoQ, due to the BSS provisions of SEK -6.1 b. in the quarter. Operating income, excluding other costs related to revised BSS strategy and excluding total restructuring charges, improved to SEK -0.6 b. from SEK -1.4 b. QoQ, driven by increased sales, partly offset by seasonally higher operating expenses.

Net impact from amortization and capitalization of development expenses

SEK b.	Q4 2018	Q4 2017	Q3 2018	FY 2018	FY 2017
Cost of Sales	0.0	-0.3	0.0	0.0	-1.1
R&D expenses	.-0.6	-0.4	-0.4	-1.8	-0.2

Total impact	-0.6	-0.7	-0.4	-1.8	-1.3

9 Ericsson | Fourth Quarter and Full-Year Report 2018	Segment results | Digital Services

FULL-YEAR COMMENTS

Net sales

Sales decreased by -2% YoY. Sales in BSS declined by -11% while sales in OSS and Cloud Core grew YoY, driven by demand for the 5G-ready portfolio. Sales adjusted for comparable units and currency decreased by -4% YoY.

Gross margin

Gross margin increased YoY as a result of continuous work on service delivery efficiency. Gross margin was negatively impacted by costs related to revised BSS strategy, while cost reductions had a significant positive impact.

Gross margin was negatively impacted by significant write-down of assets as well as provisions and customer project adjustments in 2017.

Operating income (loss)

Operating income improved to SEK -13.9 (-27.3) b. Full-year operating income was SEK-5.5 b., excluding restructuring charges of SEK-5.4 b. and excluding SEK-3.0 b. for other costs related to revised BSS strategy. This is a significant improvement compared with 2017, with profit improvements across all key portfolio areas. Most of the losses in 2018 are in BSS, and additional strategic actions to materially reduce the losses already in 2019 were announced in January 2019.

Write-down of assets as well as provisions and customer project adjustments had a significant negative impact on income in 2017. Cost reductions had a significant impact on gross margin and operating expenses compared with 2017.

Strategy execution

Top priority for Digital Services is to turn the segment into a profitable business, targeting low single-digit positive operating margin by 2020 (excluding restructuring charges). In 2018, the losses in the segment were significantly reduced, mainly through increased efficiency and reduced costs.

While new ways of working are improving R&D efficiency, investments in the portfolio of 5G-ready and cloud-native products will continue in order to defend the current market position and prepare Digital Services for future profitable growth. Hence the continued turnaround is performed in four strategic dimensions: customers, portfolio, commercial and operational. Key actions are to:

•	Grow sales in line with the market development supported by a virtualized and 5G-ready portfolio, focusing on the installed base and large customers that are early 5G adopters.

•	Maintain a disciplined management of a focused portfolio that is optimized for business impact, with focused investments in cloud-native and automation technology.

•	Keep a strong commercial governance and discipline to maximize software value and avoid high-risk projects, such as large transformation deals.

•	Continue to improve operational efficiency across R&D, SG&A and service delivery.

A key activity for the turnaround of Digital Services business is to complete, renegotiate or exit 45 identified critical and non-strategic customer contracts. A total of 23 contracts had been addressed at year-end and the plan is to complete an additional 25% of the 45 contracts in 2019. To reduce commercial risk and margin dilution, expert-team reviews of the performance of existing projects and reviews of scope and terms & conditions of new customer contracts, have been established.

The sales shift towards the new portfolio continues. Rolling 12 months sales of the new portfolio increased by 4%.

In January 2019, additional strategic measures for the BSS business were announced. The planned measures aim to materially contribute to reduce losses in BSS and Digital Services already in 2019, and de-risk the plan for Digital Services to reach the 2020 financial target.

10 Ericsson | Fourth Quarter and Full-Year Report 2018	Segment results | Digital Services

Managed Services

	Q4	Q4	YoY	Q3	QoQ	Full- year	Full- year	Full- year
SEK b.	2018	2017	change	2018	change	2018	2017	change
Net sales	6.9	6.9	0%	6.5	6%	25.8	26.5	-3%
Sales growth adjusted for comparable units and currency	—	—	-5%	—	7%	—	—	-5%
Gross income (loss)	0.8	-0.7	—	0.8	-3%	2.9	-1.6	—
Gross margin	11.4%	-10.0%	—	12.5%	—	11.2%	-5.9%	—
Operating income (loss)	0.3	-1.3	—	0.4	-30%	1.1	-4.1	—
Operating margin	4.1%	-18.5%	—	6.3%	—	4.2%	-15.4%	—
Restructuring charges	-0.1	-0.4	—	0.0	—	-0.3	-0.7	—
Gross income (loss) excl. restructuring charges	0.9	-0.4	—	0.8	2%	3.1	-1.0	—
Gross margin excl. restructuring charges	12.4%	-5.3%	—	12.9%	—	12.2%	-3.6%	—
Operating income (loss) excl. restructuring charges	0.4	-0.9	—	0.4	-20%	1.4	-3.4	—
Operating margin excl. restructuring charges	5.2%	-13.0%	—	6.8%	—	5.3%	-12.9%	—

FOURTH QUARTER COMMENTS

Net sales

Sales were flat YoY. Sales adjusted for comparable units and currency decreased by -5% YoY as a result of customer contract exits.

Sales increased by 6% QoQ. The increase was driven by growth across all service areas.

Sales adjusted for comparable units and currency increased by 7% QoQ.

Gross margin

Gross margin increased to 11.4% (-10.0%) YoY. Gross margin excluding restructuring charges increased to 12.4% (-5.3%) mainly as a results of customer contract reviews and efficiency measures.

Write-down of assets as well as provisions and customer project adjustments had a significant negative impact on gross margin in 2017.

Gross margin decreased to 11.4% from 12.5% QoQ. Gross margin excluding restructuring charges decreased to 12.4% from 12.9% QoQ.

Operating income and margin

Operating income increased to SEK 0.3 (-1.3) b. YoY. Operating income excluding restructuring charges improved to SEK 0.4 (-0.9) b. due to higher gross margin.

Sequentially, operating margin excluding restructuring charges decreased to 5.2% from 6.8%. The decrease was driven by seasonally higher operating expenses.

FULL-YEAR COMMENTS

Net sales

Sales decreased by -3% YoY. Sales adjusted for comparable units and currency decreased by -5% YoY, as a result of contract exits, partly offset by sales growth in Managed Services IT.

Gross margin

Gross margin increased YoY to 11.2% (-5.9%). Gross margin excluding restructuring charges increased to 12.2% (-3.6%) mainly as a result of customer contract reviews and efficiency measures.

Write-down of assets as well as provisions and customer project adjustments had a significant negative impact on gross margin in 2017.

Operating income

Operating income increased to SEK 1.1 (-4.1) b. YoY. Operating income excluding restructuring charges improved to SEK 1.4 (-3.4) b. due to higher gross margin.

Restructuring charges amounted to SEK -0.3 (-0.7) b.

Strategy execution

Managed Services has introduced AI solutions which are patented and trialed in several customer engagements. The initial AI solutions already allow Ericsson to address network complexity and move network operations from being reactive to incidents, to becoming proactive – automatically identifying, proposing actions or even fixing the faults before they degrade network service quality. Further investments will be made in automation, analytics and AI-driven offerings to support 5G, IoT and cloud.

As presented at the 2018 Capital Markets Day, the ambition for Managed Services is to improve operating margin to 5%-8% (excluding restructuring charges) in 2020. In order to focus the business and improve profitability, 42 managed services contracts have been identified for exit, renegotiation or transformation. At year-end 2018, all 42 contracts had been addressed, resulting in an annualized profit improvement of approximately SEK 0.9 b. Net sales reduction from contract exits is expected to be SEK 4b. at the end of 2019, compared to the 2016 base line.

11 Ericsson | Fourth Quarter and Full-Year Report 2018	Segment results | Managed Services

Emerging Business and Other (includes Emerging Business, iconectiv, Red Bee Media and Media Solutions)

	Q4	Q4	YoY	Q3	QoQ	Full year	Full year	Full year
SEK b.	2018	2017	change	2018	change	2018	2017	change
Net sales	2.3	2.1	9%	2.4	-6%	8.4	7.9	7%
Sales growth adjusted for comparable units and currency	—	—	1%	—	-6%	—	—	3%
Gross income	0.2	0.2	-13%	0.8	-73%	1.8	1.4	34%
Gross margin	9.3%	11.7%	—	32.3%	—	21.9%	17.5%	—
Operating income (loss)	-1.9	-7.7	—	-1.0	83%	-5.4	-13.8	—
Operating margin	-83.3%	-368.0%	—	-42.9%	—	-64.5%	-175.7%	—
Restructuring charges	-0.4	-0.1	—	0.0	—	-0.6	-0.5	22%
Gross income excl. restructuring charges	0.4	0.3	32%	0.8	-50%	2.1	1.6	36%
Gross margin excl. restructuring charges	17.1%	14.1%	—	32.3%	—	25.4%	19.9%	—
Operating income (loss) excl. restructuring charges	-1.5	-7.6	—	-1.0	52%	-4.8	-13.3	—
Operating margin excl. restructuring charges	-67.1%	-363.1%	—	-41.5%	—	-57.4%	-169.6%	—

FOURTH QUARTER COMMENTS Net sales

Sales increased by 9% YoY. Sales adjusted for comparable units and currency increased by 1% YoY. Sales excluding the media businesses increased by 60%, driven by iconectiv. Sales in the media businesses (Media Solutions and Red Bee Media) declined to SEK 1.3 (1.4) b.

Sales decreased by -6% QoQ. Sales adjusted for comparable units and currency also decreased by -6% QoQ mainly due to reduced sales in the media businesses. The decrease was partly offset by growth in Emerging Business.

Gross margin

Gross margin decreased to 9.3% (11.7%) YoY. Gross margin excluding restructuring charges increased to 17.1% (14.1%). Write-down of assets had a significant negative impact on gross margin in Q4 2017.

Gross margin decreased to 9.3% from 32.3% QoQ, mainly as a consequence of reduced margins in the media businesses partly due to a one-time project cost of SEK -0.1 b. In addition, gross margin was negatively impacted by increased customization costs related to strategic contracts in Emerging Business.

Operating income (loss)

Operating income improved to SEK -1.9 (-7.7) b. YoY. Operating income excluding restructuring charges improved to SEK -1.5 (-7.6) b.

Q4 2018 (Q4 2017) financials, SEK b. excluding restructuring

	Media Solutions	Red Bee Media	Emerging Business, iconectiv and common costs	Segment Total
Net Sales	0.7 (0.8)	0.6 (0.7)	1.0 (0.6)	2.3 (2.1)
Op. Income	-0.5 (-6.0)	-0.1 (-0.8)	-0.9 (-0.8)	-1.5 (-7.6)

Media Solutions = MediaKind including transaction-related costs etc Write-down of assets had a significant negative impact on operating income in Q4 2017.

Media Solutions operating income was impacted by one-time project costs of SEK -0.1 b. and SEK -0.1 b. in costs related to the planned divestment of MediaKind.

While the iconectiv business continued to deliver solid profitable results, operating income in Emerging Business declined YoY negatively impacted by increased investments as well as costs of SEK -0.4 b. of which SEK -0.1 b. in restructuring charges for resetting the Edge Gravity business. The resetting allows for a leaner set-up of content delivery and for accelerated efforts in Edge Compute.

Sequentially, operating income declined to SEK -1.9 b. from SEK -1.0 b. Operating income excluding restructuring charges declined to SEK -1.5 b. from SEK -1.0 b. impacted by lower gross margin and by costs for resetting the Edge Gravity business.

Net impact from amortization and capitalization of development expenses

SEK b.	Q4 2018	Q4 2017	Q3 2018	FY 2018	FY 2017
Cost of Sales	-0.1	0.0	-0.1	-0.2	0.0
R&D expenses	-0.1	-0.1	0.0	-0.2	-0.1

Total impact	-0.1	-0.1	-0.1	-0.4	-0.1

FULL-YEAR COMMENTS Net sales

Sales increased by 7% YoY. Sales adjusted for comparable units and currency increased by 3% YoY, driven by growth in the iconectiv business through a multi-year number portability contract in the United States. Sales in Emerging Business grew by more than 25% YoY. Media Solutions sales declined by -14% due to lower sales in the legacy portfolio. Red Bee Media sales declined by -4% YoY due to renegotiations and changes in scope of contracts.

Gross margin

Gross margin increased. Write-down of assets had a significant negative impact on gross margin in 2017.

12 Ericsson | Fourth Quarter and Full-Year Report 2018	Segment results | Emerging Business and Other

Operating income (loss)

Full-year financials for 2018 (2017) , SEK b. excluding restructuring

					Emerging Business,
	Media				iconectiv and
	Solutions		Red Bee Media		common costs		Segment Total
Net Sales	2.7	(3.2)	2.3	(2.4)	3.4	(2.3)	8.4	(7.9)
Op. Income	-1.7	(-8.9)	-0.3	(-1.8)	-2.8	(-2.7)	-4.8	(-13.3)

Cost reductions had a positive impact on Media Solutions operating income, partly offset by reduced sales and costs of SEK -0.3 b. related to the planned transaction with One Equity Partners. Write-down of assets had a significant negative impact on Media Solutions income in 2017.

Operational efficiencies and cost reductions had a positive impact on Red Bee Media income, while reduced sales impacted negatively. Write-down of assets had a significant negative impact on Red Bee Media income in 2017.

Losses increased due to costs of SEK -0.4 b., of which SEK -0.1 b. in restructuring charges, for resetting the Edge Gravity business and increased investments in new areas such as IoT and Emodo. The growth in iconectiv business had a positive impact on operating income.

Strategy execution

The target for Emerging Business and Other in 2020 is to reach a break-even operating income (excluding restructuring charges) with a net sales ambition of SEK 5-7 b., given the current portfolio and strategy for the areas.

Selective investments will continue in Emerging Business in order to build a position and grow sales in new areas. Parts of the portfolio are still in an early phase, with focus on generating sales and scale the business. Emerging business sales grew by more than 25% in 2018, but do not yet cover required investments, resulting in a negative bottom line.

For Red Bee Media, the target remains to achieve a sustainable profitable business by continuing to develop and manage the business as an independent and focused media services entity within Ericsson.

The planned divestment of MediaKind is ongoing. The demand for MediaKind’s portfolio continues to be stable across the global customer base. Actions taken during 2018 are expected to result in improved sales and cost structures during second half 2019.

13 Ericsson | Fourth Quarter and Full-Year Report 2018	Segment results | Emerging Business and Other

Cash flow

	Q4	Q4	Q3	Full-year	Full-year
SEK b.	2018	2017	2018	2018	2017
Net income reconciled to cash	-0.1	-4.0	2.9	1.6	-13.1
Changes in operating net assets	4.4	15.2	-0.9	7.8	22.7
Cash flow from operating activities	4.3	11.2	2.0	9.3	9.6
Cash flow from investing activities	-2.2	-3.8	-1.7	-4.1	-16.1
Cash flow from financing activities	-0.6	2.1	0.3	-4.1	5.5
Effect of exchange rate changes on cash	0.8	0.2	-1.6	1.4	-0.1
Net change in cash and cash equivalents	2.3	9.7	-1.0	2.5	-1.1
Free cash flow excluding M&A	3.0	10.2	0.7	4.3	4.8
Free cash flow	3.0	10.1	0.3	3.0	5.1

FOURTH QUARTER COMMENTS

Operating activities

Net income reconciled to cash was SEK -0.1 (-4.0) b. Large provisions in Q4 impacted net income negatively. Cash flow from operating activities was SEK 4.3 (11.2) b. due to changes in operating net assets, including the increased provisions. Trade receivables increased on the back of the increased business activity in the quarter. Sale of trade receivables continued to trend downwards and decreased YoY. Quarterly cash flows may vary as the business develops. Cash outlays related to provisions were SEK -1.4 (-2.2) b., of which cash outlays related to restructuring charges were SEK -0.7 (-1.2) b. in the quarter.

Investing activities

Cash flow from investing activities was SEK -2.2 (-3.8) b. Investments in M&A were SEK 0.0 (-0.1) b. Cash flow from investments in property, plant and equipment was SEK -1.1 (-1.1) b. and from capitalized development expenses SEK -0.2 (-0.1) b.

Financing activities

Cash flow from financing activities was SEK -0.6 (2.1) b. due to a reduction in borrowings.

Free cash flow

Free cash flow was SEK 3.0 (10.1) b. generated by positive cash flow from operating activities and limited investing activities. The decrease in free cash flow YoY was due to higher business activity than last year with decreased cash flow from operating activities. In 2017, new credits were raised generating significant cash flow from financing activities.

Free cash flow excluding M&A was SEK 3.0 (10.2) b.

FULL-YEAR COMMENTS

Operating activities

Cash flow from operating activities reached SEK 9.3 (9.6) b. Working capital efficiency has improved as a result of a strong focus on cash flow. The business growth in 2018 and high delivery and invoicing volumes towards the end of the year led to some build-up of trade receivables, to be collected in the coming periods. Inventory and trade payables also increased to meet customer demand in a growing market. The combined working capital KPI improved to 89 (102) days. The ambition is to maintain working capital efficiency and thereby effectively convert income to cash. Cash outlays related to provisions were SEK -6.9 (-8.2) b., of which cash outlays related to restructuring charges were SEK -4.1 (-5.3) b.

Working capital KPIs, number of days	Jan-Dec 2018	Jan-Dec 2017
+Sales outstanding (target: <90)	91	96
+Inventory (target: <65)	70	66
-Payable (target: >60)	72	60
Combined working capital	89	102

Investing activities

Cash flow from investing activities was SEK -4.1 (-16.1) b., impacted by investments and sale of property, plant and equipment with a net effect of SEK -3.6 (-2.9) b. and investments in M&A of SEK -1.3 (0.3) b. In addition, product development decreased by SEK -0.9 (-1.4) b. due to reduced capitalization of product platform development following technology shifts.

Financing activities

Cash flow from financing activities was SEK -4.1 (5.5) b. Dividends of SEK 3.4 (3.4) b. were paid out.

Free cash flow

The focus on free cash flow and release of working capital, in combination with limited investing activities, resulted in free cash flow of SEK 3.0 (5.1) b. and in free cash flow excluding M&A of SEK 4.3 (4.8) b.

14 Ericsson | Fourth Quarter and Full-Year Report 2018	Cash flow

Financial position

	Dec 31	Dec 31	Sep 30
SEK b.	2018	2017	2018
+ Cash and cash equivalents	38.4	35.9	36.1
+ Interest-bearing securities, current	6.6	6.7	6.6
+ Interest-bearing securities, non-current	24.0	25.1	23.0

Gross cash	69.0	67.7	65.7

– Borrowings, current	2.3	2.5	2.5
– Borrowings, non-current	30.9	30.5	31.2

Net cash	35.9	34.7	32.0

Equity	87.8	97.6	96.0
Total assets	268.8	259.9	264.8
Capital turnover (times)	1.4	1.2	1.3
Return on capital employed (%)	0.6%	-20.6%	2.6%
Equity ratio (%)	32.7%	37.5%	36.2%
Return on equity (%)	-7.1%	-28.1%	0.0%

FOURTH QUARTER COMMENTS

Gross cash increased by SEK 3.3 b. and net cash increased by SEK 3.9 b. in the quarter, as a result of the positive free cash flow. Gross cash was SEK 69.0 b. and net cash was SEK 35.9 b.

Liability for post-employments benefits increased in the quarter, to SEK 28.7 b. from SEK 25.5 b., due to lower interest rates in Sweden.

FULL-YEAR COMMENTS

Gross cash increased to SEK 69.0 (67.7) b. and net cash increased to SEK 35.9 (34.7) b.

Liability for post-employments benefits increased by SEK 3.7 b. mainly due to decreased discount rates and normal service costs. The Swedish defined benefit obligation (DBO) has been calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 9.5 b. lower as of Dec 31, 2018.

The average maturity of long-term borrowings as of Dec 31, 2018, was 3.4 years, a decrease from 4.4 years 12 months earlier.

Ericsson has an unutilized Revolving Credit Facility of USD 2.0 b. The facility will expire in 2022.

In 2018, Ericsson signed a credit facility agreement of EUR 250 million with the European Investment Bank (EIB). The credit facility is undrawn and will mature five years after disbursement.

Moody’s changed their outlook on Ericsson’s long-term rating from negative to stable. The rating of Ba2 was unchanged.

The capital efficiency improved during the year and the capital turnover reached 1.4 (1.2) times.

15 Ericsson | Fourth Quarter and Full-Year Report 2018	Financial position

Parent Company

Income after financial items was SEK 5.8 (-2.0) b. Impairment of investments in subsidiaries has decreased to SEK 1.2 (9.0) b, which was the main contributor to the increase in Income after financial items.

At the end of the year, gross cash (cash, cash equivalents, short-term investments and interest-bearing securities non-current) amounted to SEK 58.1 (50.3) b.

The Parent Company has during the quarter recognized dividends from subsidiaries of SEK 3.2 (5.2) b.

There has been a decrease of intercompany lending of SEK 10.4 b. and intercompany borrowing of SEK 1.9 b. during the fourth quarter.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 3,346,918 shares from treasury stock were sold or distributed to employees during the fourth quarter. The holding of treasury stock on December 31, 2018, was 37,057,039 Class B shares.

16 Ericsson | Fourth Quarter and Full-Year Report 2018	Parent Company

Dividend, AGM and Annual Report

Dividend proposal

The Board of Directors will propose to the Annual General Meeting to resolve on a dividend of SEK 1.00 (1.00) per share, representing some SEK 3.3 (3.3) b., and March 29, 2019, as the record date for payment of dividend. The dividend reflects this year’s earnings and balance sheet structure, as well as coming years’ business plans and expected economic development.

Ericsson Annual General Meeting

The Annual General Meeting of shareholders will be held on March 27, 2019, 15.00 (CET) at Kistamässan, Kista/Stockholm, Sweden.

Annual Report

The annual report will be made available on the Ericsson website www.ericsson.com and at the Ericsson headquarters, Torshamnsgatan 21, Kista, Stockholm, Sweden, in the last week of February.

17 Ericsson | Fourth Quarter and Full-Year Report 2018	Dividend, AGM and Annual Report

Other information

Ericsson Capital Markets Day 2018

On November 8, 2018, Ericsson held its Capital Markets Day giving an overview of its turnaround, strategy and plans for future growth as well as details about its business segments and the market trends. Further, the presentations included updated net sales ambitions for 2020 and financial targets for 2020 and 2022.

SEC and DOJ inquiries

As previously disclosed, Ericsson has been voluntarily cooperating since 2013 with an investigation by the United States Securities and Exchange Commission (SEC) and, since 2015, with an investigation by the United States Department of Justice (DOJ) into Ericsson’s compliance with the U.S. Foreign Corrupt Practices Act (FCPA). The discussions with these authorities continue. While the length of these discussions cannot be determined, the company’s previous assessment, that the resolution of these matters will likely result in monetary and other measures, the magnitude of which at this time cannot be reliably estimated but may be material, remains. Ericsson continues its efforts to improve on its compliance program.

POST-CLOSING EVENTS

Provisions in fourth quarter related to reshaping BSS business

On January 10, 2019, Ericsson announced that the focus on simplifying and stabilizing the business has resulted in stronger gross margins and a stabilizing topline. While there has been solid progress in most portfolio areas, the Business Support Systems area in segment Digital Services is not showing satisfactory progress, jeopardizing the segment Digital Services overall profitability target for 2020.

The company’s past strategy has not been successful. It included pursuing large transformation projects based on pre-integrated solutions and development of a next-generation BSS platform. Consequently, at the Capital Markets Day on Nov. 8, 2018, Ericsson presented a revised BSS strategy, with increased investments in the established platform and a refocus of the next-generation BSS platform to fulfilling existing customer commitments only.

The company has now decided to pursue additional measures to speed up the restructuring of the BSS business. Provisions for the cost of executing on these measures, together with necessary contract loss provisions, negatively impacted operating income by SEK 6.1 b. in Q4, 2018, mainly impacting gross margin. SEK 3.1 b. of this amount is treated as restructuring charges. Further restructuring charges, estimated to be SEK 1.5 b, are anticipated for 2019. The vast majority of the provision amount will impact cash flow, starting in 2019 and continuing over several years.

Ericsson announced changes to Executive Team

On January 16, 2019, Ericsson announced that Helena Norrman, Senior Vice President, Chief Marketing and Communications Officer and Head of Marketing and Corporate Relations, has decided to leave Ericsson to pursue opportunities outside the company. Helena Norrman has been with the company since 1998 and has served on Ericsson’s Executive Team since 2010. Helena will leave her position effective no later than June 30, 2019.

18 Ericsson | Fourth Quarter and Full-Year Report 2018	Other information

Risk factors

Ericsson’s operational and financial risk factors and uncertainties are described in our Annual Report 2017. Risk factors and uncertainties in focus short term for the Parent Company and the Ericsson Group include, but are not limited to:

•	Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on Ericsson to provide financing, or delayed auctions of spectrum

•	Intense competition from existing competitors as well as new entrants, including IT companies entering the telecommunications market, which could have a material adverse effect on the results

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing

•	Effects on gross margins and/or working capital of the business mix in the Networks segment between capacity sales and new coverage build-outs

•	Effects on gross margins of the business mix including new network build-outs and new managed services or digital transformation deals with initial transition costs

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence

•	New and ongoing partnerships which may not be successful and expose us to future costs

•	Changes in foreign exchange rates, in particular USD

•	Political unrest and uncertainty and geopolitical uncertainty in certain markets, including escalating trade disputes and sanctions and uncertainties relating to Brexit, with potential effects such as increased supply costs, limitations to the free movement of goods and services, professional staff and cross-border data

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms

•	No guarantees that strategy execution, specific restructuring or cost-savings initiatives, profitability restoring efforts and/or organizational changes will be sufficient, successful or executed in time to deliver any improvements in earnings

•	Cybersecurity incidents, which may have a material negative impact

•	Rapidly changing technologies and the ways these are brought to the market, which could be disruptive to the business

•	Ericsson is subject to risks associated with the development and implementation of new solutions or technologies under existing customer contracts. The Company may not be successful or incur delays in developing or implementing such solutions or technologies, which could result in damage claims and loss of customers which may have an adverse impact on liquidity and results of operations.

Ericsson monitors the compliance with all relevant trade regulations and trade embargoes applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed.

Ericsson strives to operate globally in accordance with Group policies and directives for business ethics and conduct and has a dedicated ethics and compliance program. However, in some of the countries where the Company operates, corruption risks can be high and compliance failure could have a material adverse impact on our business, financial condition and brand.

Ericsson is voluntarily cooperating with investigations by the United States Securities and Exchange Commission and the United States Department of Justice regarding its compliance with the U.S. Foreign Corrupt Practices Act. The Company continues to cooperate with the SEC and DOJ and is engaged in discussions with them to find a resolution. While the length of these discussions cannot be determined, based on the facts that the Company has shared with the authorities, Ericsson believes that the resolution of these matters will likely result in monetary and other measures, the magnitude of which cannot be estimated currently but may be material. Potential future cash outflows are currently not capable of being reliably estimated. Accordingly, no provisions have been recorded for such potential exposure.

Stockholm, January 25, 2019

Telefonaktiebolaget LM Ericsson

Börje Ekholm, President and CEO Org.

no. 556016-0680

Date for next report: April 17, 2019

19 Ericsson | Fourth Quarter and Full-Year Report 2018	Risk factors

Auditors’ Review Report

Introduction

We have reviewed the condensed interim financial information (interim report) of Telefonaktiebolaget LM Ericsson (publ.) as of December 31, 2018, and the twelve months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of the interim financial report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.

A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, January 25, 2019

PricewaterhouseCoopers AB

Bo Hjalmarsson

Authorized Public Accountant

Auditor in Charge

Johan Engstam

Authorized Public Accountant

20 Ericsson | Fourth Quarter and Full-Year Report 2018	Auditors’ Review Report

Editor’s note

Press briefing and live webcast

Ericsson invites media, investors and analysts to conference calls on January 25, 2019; one starting at 09.00 (CET) and the other at 14.00 (CET).

Live audio webcasts of the conference calls as well as supporting slides will be available at:

www.ericsson.com/investors and

www.ericsson.com/press

Replay of the conference calls will be available approximately one hour after each call has ended and will remain available for seven days.

For further information, please contact:

Carl Mellander Senior Vice President, Chief Financial Officer

Phone: +46 10 713 89 70

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Helena Norrman, Senior Vice President, Chief Marketing and

Communications Officer

Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone: +46 10 714 64 99, +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 10 714 20 39, +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,

Investor Relations

Phone: +46 10 713 39 28, +46 73 082 59 28

E-mail: asa.konnbjer@ericsson.com

Rikard Tunedal, Director,

Investor Relations

Phone: +46 10 714 54 00, +46 761 005 400

E-mail: rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,

Head of External Communications

Phone: +46 10 719 97 27, +46 73 024 48 73

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

21 Ericsson | Fourth Quarter and Full-Year Report 2018	Editor’s note

Forward-looking statements

This report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors”, and in “Risk Factors” in the Annual Report 2017.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

22 Ericsson | Fourth Quarter and Full-Year Report 2018	Forward-looking statements

Financial statements

and other information

Contents

Financial statements
24	Consolidated income statement
24	Statement of comprehensive income (loss)
25	Consolidated balance sheet
26	Consolidated statement of cash flows
27	Consolidated statement of changes in equity
27	Consolidated income statement – isolated quarters
28	Consolidated statement of cash flows – isolated quarters
29	Parent Company income statement
29	Parent Company statement of comprehensive income (loss)
30	Parent Company balance sheet

Additional information
31	Accounting policies
34	Segment reporting
35	Net sales by segment by quarter
36	Sales growth adjusted for comparable units and currency
36	Gross income (loss) and gross margin by segment by quarter
37	Operating income (loss) and operating margin by segment by quarter
38	EBITA and EBITA margin by segment by quarter
39	Net sales by market area by quarter
40	Top 5 countries in sales
40	Net sales by market area by segment
41	IPR licensing revenues by segment by quarter
41	Provisions
42	Information on investments
43	Other information
43	Number of employees

Items excluding restructuring charges
44	Restructuring charges by function
44	Restructuring charges by segment
45	Gross income (loss) and gross margin excluding restructuring charges by segment
46	Operating income (loss) and operating margin excluding restructuring charges by segment

Alternative performance measures
47	Sales growth adjusted for comparable units and currency
48	Items excluding restructuring charges
50	EBITA and EBITA margin
50	Cash conversion
50	Gross cash and net cash, end of period
51	Capital employed
51	Capital turnover
52	Return on capital employed
52	Equity ratio
52	Return on equity
53	Earnings (loss) per share (non-IFRS)
53	Free cash flow and free cash flow excluding M&A

23 Ericsson | Fourth Quarter and Full-Year Report 2018	Financial statements and other information

Financial statements

Consolidated income statement

	Oct-Dec			Jan-Dec
SEK million	2018	2017	Change	2018	2017	Change
Net sales	63,809	57,881	10%	210,838	205,378	3%
Cost of sales	-47,430	-45,365	5%	-142,638	-157,451	-9%

Gross income	16,379	12,516	31%	68,200	47,927	42%

Gross margin (%)	25.7%	21.6%		32.3%	23.3%
Research and development expenses	-10,665	-9,938	7%	-38,909	-37,887	3%
Selling and administrative expenses	-7,685	-8,245	-7%	-27,519	-29,027	-5%
Impairment losses on trade receivables 1)	386	-680	-157%	-420	-3,649	-88%

Operating expenses	-17,964	-18,863	-5%	-66,848	-70,563	-5%

Other operating income and expenses 1)	-294	-12,926		-168	-12,131
Shares in earnings of JV and associated companies	27	-5		58	24

Operating income (loss)	-1,852	-19,278	-90%	1,242	-34,743	-104%

Financial income	-294	-124		-316	-372
Financial expenses	-421	-394		-2,389	-843

Income after financial items	-2,567	-19,796	-87%	-1,463	-35,958	-96%

Taxes	-3,930	1,303	-402%	-4,813	3,525	-237%

Net income (loss)	-6,497	-18,493	-65%	-6,276	-32,433	-81%

Net income (loss) attributable to:
Stockholders of the Parent Company	-6,553	-18,476		-6,530	-32,576
Non-controlling interests	56	-17		254	143
Other information
Average number of shares, basic (million)	3,296	3,283		3,291	3,277
Earnings (loss) per share, basic (SEK) 2)	-1.99	-5.63		-1.98	-9.94
Earnings (loss) per share, diluted (SEK) 3)	-1.99	-5.63		-1.98	-9.94

1)	Impairment of trade receivables has been calculated according to IFRS 9 in 2018 and according to IAS 39 in 2017. Previously, these losses have been reported as selling and administrative expenses.
2)	Based on net income (loss) attributable to stockholders of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Statement of comprehensive income (loss)

	Oct-Dec		Jan-Dec
SEK million	2018	2017	2018	2017
Net income (loss)	-6,497	-18,493	-6,276	-32,433

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	-2,950	2,616	-2,453	970
Revaluation of borrowings due to change in credit risk	433	—	207	—
Tax on items that will not be reclassified to profit or loss	555	-764	285	-547
Items that may be reclassified to profit or loss
Available-for-sale financial assets
Gains/losses arising during the period	—	-10	—	68
Reclassification adjustments on gains/losses included in profit or loss	—	—	—	5
Revaluation of other investments in shares and participations
Fair value remeasurement	—	102	—	99
Changes in cumulative translation adjustments	243	1,145	2,047	-3,378
Share of other comprehensive income on JV and associated companies	-1	7	14	—
Tax on items that may be reclassified to profit or loss	—	1	—	-16

Total other comprehensive income (loss), net of tax	-1,720	3,097	100	-2,799

Total comprehensive income (loss)	-8,217	-15,396	-6,176	-35,232

Total comprehensive income (loss) attributable to:
Stockholders of the Parent Company	-8,277	-15,418	-6,470	-35,357
Non-controlling interest	60	22	294	125

24 Ericsson | Fourth Quarter and Full-Year Report 2018	Financial statements

Consolidated balance sheet

SEK million	Dec 31 2018	Sep 30 2018	Dec 31 2017
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	4,237	4,918	4,593
Goodwill	30,035	30,514	27,815
Intellectual property rights, brands and other intangible assets	3,474	3,493	4,148
Property, plant and equipment	12,849	12,810	12,857
Financial assets
Equity in JV and associated companies	611	625	624
Other investments in shares and participations	1,515	1,572	1,279
Customer finance, non-current	1,180	780	2,178
Interest-bearing securities, non-current	23,982	23,014	25,105
Other financial assets, non-current	6,559	6,254	5,897
Deferred tax assets	23,152	24,648	21,963

	107,594	108,628	106,459

Current assets
Inventories	29,255	30,635	25,547
Contract assets	13,178	14,794	13,120
Trade receivables	51,172	41,456	48,105
Customer finance, current	1,704	1,240	1,753
Other current receivables	20,844	25,446	22,301
Interest-bearing securities, current	6,625	6,591	6,713
Cash and cash equivalents	38,389	36,058	35,884

	161,167	156,220	153,423

Total assets	268,761	264,848	259,882

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	86,978	95,087	96,935
Non-controlling interest in equity of subsidiaries	792	866	636

	87,770	95,953	97,571

Non-current liabilities
Post-employment benefits	28,720	25,475	25,009
Provisions, non-current	5,471	3,420	3,596
Deferred tax liabilities	670	1,274	901
Borrowings, non-current	30,870	31,187	30,500
Other non-current liabilities	4,346	4,456	2,776

	70,077	65,812	62,782

Current liabilities
Provisions, current	10,537	5,275	6,283
Borrowings, current	2,255	2,463	2,545
Contract liabilities	29,348	30,108	29,076
Trade payables	29,883	28,914	26,320
Other current liabilities	38,891	36,323	35,305

	110,914	103,083	99,529

Total equity and liabilities	268,761	264,848	259,882

Of which interest-bearing liabilities	33,125	33,650	33,045
Assets pledged as collateral	5,681	5,768	5,215
Contingent liabilities 1)	1,638	1,490	1,561

1)

Contingent liabilities does not include any amounts related to investigation by the SEC and the DOJ about Ericsson’s compliance with the U.S Foreign Corrupt Practices Act (FCPA). For information about the investigation by the SEC and the DOJ, please refer to “Other information” on page 18 of this report.

25 Ericsson | Fourth Quarter and Full-Year Report 2018	Financial statements

Consolidated statement of cash flows

	Oct-Dec		Jan-Dec
SEK million	2018	2017	2018	2017
Operating activities
Net income (loss)	-6,497	-18,493	-6,276	-32,433
Adjustments to reconcile net income to cash
Taxes	3,590	-1,803	-1,897	-9,064
Earnings/dividends in JV and associated companies	-36	-2	-23	56
Depreciation, amortization and impairment losses	2,469	16,118	8,318	27,892
Other	376	179	1,432	440

Net income reconciled to cash	-98	-4,001	1,554	-13,109

Changes in operating net assets
Inventories	1,689	8,356	-4,807	4,719
Customer finance, current and non-current	-863	36	1,085	798
Trade receivables and contract assets	-7,521	-2,246	-2,047	1,379
Trade payables	829	2,565	2,436	1,886
Provisions and post-employment benefits	7,330	412	6,696	4,755
Contract liabilities	-1,112	2,700	-808	5,024
Other operating assets and liabilities, net	4,033	3,337	5,233	4,149

	4,385	15,160	7,788	22,710

Cash flow from operating activities	4,287	11,159	9,342	9,601
Investing activities
Investments in property, plant and equipment	-1,080	-1,105	-3,975	-3,877
Sales of property, plant and equipment	57	898	334	1,016
Acquisitions/divestments of subsidiaries and other operations, net	20	-107	-1,285	276
Product development	-195	-138	-925	-1,444
Other investing activities	-96	-573	-523	-463
Interest-bearing securities	-910	-2,772	2,242	-11,578

Cash flow from investing activities	-2,204	-3,797	-4,132	-16,070

Cash flow before financing activities	2,083	7,362	5,210	-6,469
Financing activities
Dividends paid	-134	-1	-3,425	-3,424
Other financing activities	-429	2,073	-652	8,902

Cash flow from financing activities	-563	2,072	-4,077	5,478

Effect of exchange rate changes on cash	811	240	1,372	-91
Net change in cash and cash equivalents	2,331	9,674	2,505	-1,082
Cash and cash equivalents, beginning of period	36,058	26,210	35,884	36,966

Cash and cash equivalents, end of period	38,389	35,884	38,389	35,884

26 Ericsson | Fourth Quarter and Full-Year Report 2018	Financial statements

Consolidated statement of changes in equity

	Jan-Dec
SEK million	2018	2017
Opening balance 1)	97,571	135,257
Opening balance adjustment due to IFRS 9	-983	—

Adjusted opening balance	96,588	135,257

Total comprehensive income (loss)	-6,176	-35,232
Sale/repurchase of own shares	107	-5
Stock issue (net)	—	15
Long-term variable compensation plans	677	885
Dividends paid	-3,425	-3,424
Transactions with non-controlling interests	-1	75

Closing balance	87,770	97,571

1)	The opening balance adjustment for IFRS 15 on initial application date (January 1, 2016) was SEK -4,353 million. Opening balances of 2017 and 2018 have been restated for IFRS 15.

Consolidated income statement - isolated quarters

	2018				2017
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4		Q3	Q2	Q1
Net sales	63,809	53,810	49,808	43,411	57,881		49,413	50,281	47,803
Cost of sales	-47,430	-34,180	-32,475	-28,553	-45,365		-36,132	-35,652	-40,302

Gross income	16,379	19,630	17,333	14,858	12,516		13,281	14,629	7,501

Gross margin (%)	25.7%	36.5%	34.8%	34.2%	21.6%		26.9%	29.1%	15.7%
Research and development expenses	-10,665	-9,388	-9,783	-9,073	-9,938		-10,519	-8,364	-9,066
Selling and administrative expenses	-7,685	-6,625	-7,053	-6,156	-8,245		-5,741	-6,818	-8,223
Impairment losses on trade receivables 1)	386	-409	-369	-28	-680		-1,094	-235	-1,640

Operating expenses	-17,964	-16,422	-17,205	-15,257	-18,863		-17,354	-15,417	-18,929

Other operating income and expenses	-294	31	11	84	-12,926	2)	415	239	141
Shares in earnings of JV and associated companies	27	2	26	3	-5		6	12	11

Operating income (loss)	-1,852	3,241	165	-312	-19,278		-3,652	-537	-11,276

Financial income	-294	-225	275	-72	-124		-139	-27	-82
Financial expenses	-421	-414	-1,085	-469	-394		-182	83	-350

Income after financial items	-2,567	2,602	-645	-853	-19,796		-3,973	-481	-11,708

Taxes	-3,930	146	-1,157	128	1,303		516	24	1,682

Net income (loss)	-6,497	2,748	-1,802	-725	-18,493		-3,457	-457	-10,026

Net income (loss) attributable to:
Stockholders of the Parent Company	-6,553	2,745	-1,885	-837	-18,476		-3,561	-471	-10,068
Non-controlling interests	56	3	83	112	-17		104	14	42
Other information
Average number of shares, basic (million)	3,296	3,293	3,290	3,286	3,283		3,279	3,275	3,272
Earnings (loss) per share, basic (SEK) 3)	-1.99	0.84	-0.58	-0.25	-5.63		-1.09	-0.14	-3.08
Earnings (loss) per share, diluted (SEK) 4)	-1.99	0.83	-0.58	-0.25	-5.63		-1.09	-0.14	-3.08

1)	Impairment of trade receivables has been calculated according to IFRS 9 in 2018 and according to IAS 39 in 2017. Previously, these losses have been reported as selling and administrative expenses.
2)	Includes write-down of goodwill of SEK -13.0 billion.
3)	Based on net income (loss) attributable to stockholders of the Parent Company.
4)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

27 Ericsson | Fourth Quarter and Full-Year Report 2018	Financial statements

Consolidated statement of cash flows - isolated quarters

	2018				2017
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income (loss)	-6,497	2,748	-1,802	-725	-18,493	-3,457	-457	-10,026
Adjustments to reconcile net income to cash
Taxes	3,590	-2,101	-1,071	-2,315	-1,803	-1,323	-1,826	-4,112
Earnings/dividends in JV and associated companies	-36	28	-19	4	-2	73	-8	-7
Depreciation, amortization and impairment losses	2,469	1,893	2,065	1,891	16,118	4,146	2,197	5,431
Other	376	348	568	140	179	-218	-48	527

Net income reconciled to cash	-98	2,916	-259	-1,005	-4,001	-779	-142	-8,187

Changes in operating net assets
Inventories	1,689	-1,773	-1,910	-2,813	8,356	1,061	-1,492	-3,206
Customer finance, current and non-current	-863	1,001	547	400	36	456	1,140	-834
Trade receivables and contract assets	-7,521	-3,503	1,661	7,316	-2,246	623	184	2,818
Trade payables	829	953	1,252	-598	2,565	-1,061	19	363
Provisions and post-employment benefits	7,330	-265	478	-847	412	-608	315	4,636
Contract liabilities	-1,112	-220	-233	757	2,700	-1,910	-573	4,807
Other operating assets and liabilities, net	4,033	2,931	-94	-1,637	3,337	2,200	550	-1,938

	4,385	-876	1,701	2,578	15,160	761	143	6,646

Cash flow from operating activities	4,287	2,040	1,442	1,573	11,159	-18	1	-1,541

Investing activities
Investments in property, plant and equipment	-1,080	-1,088	-951	-856	-1,105	-739	-1,018	-1,015
Sales of property, plant and equipment	57	102	52	123	898	12	37	69
Acquisitions/divestments of subsidiaries and other operations, net	20	-425	-431	-449	-107	371	9	3
Product development	-195	-151	-325	-254	-138	-126	-315	-865
Other investing activities	-96	-190	-398	161	-573	42	-42	110
Interest-bearing securities	-910	30	3,656	-534	-2,772	3,756	-676	-11,886

Cash flow from investing activities	-2,204	-1,722	1,603	-1,809	-3,797	3,316	-2,005	-13,584

Cash flow before financing activities	2,083	318	3,045	-236	7,362	3,298	-2,004	-15,125

Financing activities
Dividends paid	-134	-2	-3,289	—	-1	-145	-3,274	-4
Other financing activities	-429	254	-383	-94	2,073	1,563	-5,636	10,902

Cash flow from financing activities	-563	252	-3,672	-94	2,072	1,418	-8,910	10,898

Effect of exchange rate changes on cash	811	-1,562	980	1,143	240	48	-594	215
Net change in cash and cash equivalents	2,331	-992	353	813	9,674	4,764	-11,508	-4,012

Cash and cash equivalents, beginning of period	36,058	37,050	36,697	35,884	26,210	21,446	32,954	36,966

Cash and cash equivalents, end of period	38,389	36,058	37,050	36,697	35,884	26,210	21,446	32,954

28 Ericsson | Fourth Quarter and Full-Year Report 2018	Financial statements

Parent Company income statement

	Oct-Dec		Jan-Dec
SEK million	2018	2017	2018	2017
Net sales	—	—	—	—
Cost of sales	—	—	—	—
Gross income	—	—	—	—
Operating expenses	-301	-434	-1,686	-1,294
Other operating income and expenses	958	-131	2,111	1,616

Operating income	657	-565	425	322

Financial net	1,853	-4,050	5,340	-2,297

Income after financial items	2,510	-4,615	5,765	-1,975

Transfers to (-) / from untaxed reserves	-1,535	-120	-1,535	-120
Taxes	220	95	-36	-53

Net income (loss)	1,195	-4,640	4,194	-2,148

Parent company statement of comprehensive income (loss)

	Oct-Dec		Jan-Dec
SEK million	2018	2017	2018	2017
Net income (loss)	1,195	-4,640	4,194	-2,148
Revaluation of borrowings due to change in credit risk	-251	—	91	—
Tax on items that will not be reclassified to profit or loss	56	—	-19	—
Available-for-sale financial assets
Gains/losses arising during the period	—	-10	—	68
Reclassification adjustments on gains/losses included in profit or loss	—	—	—	5
Revaluation of other investments in shares and participations
Fair value remeasurement	—	102	—	102
Tax on items that may be reclassified to profit or loss	—	4	—	-14

Total other comprehensive income, net of tax	-195	96	72	161

Total comprehensive income (loss)	1,000	-4,544	4,266	-1,987

29 Ericsson | Fourth Quarter and Full-Year Report 2018	Financial statements

Parent company balance sheet

	Dec 31	Dec 31
SEK million	2018	2017
ASSETS
Fixed assets
Intangible assets	139	329
Tangible assets	259	346
Financial assets 1) 2)	109,177	119,896

	109,575	120,571

Current assets
Inventories	—	1
Receivables 2)	38,760	41,173
Short-term investments	6,268	6,446
Cash and cash equivalents	27,850	18,715

	72,878	66,335

Total assets	182,453	186,906

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	48,164	48,164
Non-restricted equity 2)	40,752	39,578

	88,916	87,742

Provisions	86	602
Non-current liabilities 2)	62,581	60,623
Current liabilities	30,870	37,939

Total stockholders’ equity, provisions and liabilities	182,453	186,906

1) Of which interest-bearing securities, non-current	23,982	25,105

2)   The following 2018 opening balances have been adjusted due to IFRS 9: financial assets increased by SEK 8 million, receivables decreased by SEK -4 million, non-restricted equity decreased by SEK -28 million, and non-current liabilities increased by SEK 31 million.

30 Ericsson | Fourth Quarter and Full-Year Report 2018	Financial statements

Additional information

Accounting policies

The group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2017 and should be read in conjunction with that annual report, with exception for the accounting policies described below.

New standards as from January 1, 2018

Two new IFRS standards are effective as from January 1, 2018, IFRS 9 “Financial instruments” and IFRS 15 “Revenue from Customer Contracts”.

Presentation in the financial statements

For IFRS 15 the Company has adopted the full retrospective method for transition, which mean that prior year comparatives have been restated and equity has been adjusted at the initial application date (January 1, 2016). The Company has applied IFRS 9 retrospectively on the required effective date, January 1, 2018. The 2018 opening balances have been adjusted, but the previous periods have not been restated.

Based on the new requirements under IFRS 15, contract assets and contract liabilities have been added as new lines in the consolidated balance sheet and statement of cash flow. Previously, contract assets were reported as trade receivables and contract liabilities were reported as deferred revenue and as advances from customers within other current liabilities. Due to IFRS 9, impairment losses on trade receivables are reported on a separate line in the consolidated income statement. Previously, these losses have been reported as Selling and administrative expenses. In the statement of comprehensive income, a new line has been added for revaluation of borrowings due to changes in credit risk. A new line has been added to the consolidated statement of equity showing the adjustment to the opening balance.

The prior periods financial statements and key ratios presented in this quarterly report have been restated to reflect adoption of these new standards.

Accounting policy - IFRS 9 “Financial instruments”

Financial assets

The Company classifies its financial assets in the following categories: at amortized cost, at fair value through other comprehensive income (FVOCI), and at fair value through profit or loss (FVTPL). The classification depends on the characteristics of the asset and the business model in which it is held.

Financial assets at amortized cost

Financial assets are classified as amortized cost if the contractual terms give rise to payments that are solely payments of principal and interest on the principal amount outstanding and the financial asset is held in a business model whose objective is to hold financial assets in order to collect contractual cash flows. These assets are subsequently measured at amortized cost using the effective interest method, minus impairment allowances.

Financial assets at fair value through other comprehensive income (FVOCI)

Assets are classified as FVOCI if the contractual terms give rise to payments that are solely payments of principal and interest on the principal amount outstanding and the financial asset is held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets. These assets are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (OCI), except for effective interest, impairment gains and losses and foreign exchange gains and losses recognized in the income statement. Upon derecognition, the cumulative gain or loss in OCI is reclassified to the income statement.

Financial assets at fair value through profit or loss (FVTPL)

All financial assets that are not classified as either amortized cost or FVOCI are classified as FVTPL. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the near term. Derivatives are classified as held for trading, unless they are designated as hedging instruments for the purpose of hedge accounting. Assets held for trading are classified as current assets. Debt instruments classified as FVTPL, but not held for trading, are classified on the balance sheet based on their maturity date (i.e. those with a maturity longer than one year are classified as non-current). Investments in shares and participations are classified as FVTPL and classified as non-current financial assets.

Gains or losses arising from changes in the fair values of the “Financial assets at fair value through profit or loss” category (excluding derivatives and customer financing) are presented in the income statement within Financial income in the period in which they arise. Gains and losses on derivatives are presented in the income statement either as Cost of sales, Other operating income, Financial income or Financial expense, depending on the intent with the transaction. Gains and losses on customer financing are presented in the income statement as Selling expenses.

Impairment in relation to financial assets

At each balance sheet date, financial assets classified as either amortized cost or FVOCI and contract assets are assessed for impairment based on Expected Credit Losses (ECL). Allowances for trade receivables and contract assets are always equal to lifetime ECL. The loss is recognized in the income statement. When there is no reasonable expectation of collection, the asset is written off.

Borrowings

Borrowings by the Parent Company are designated FVTPL because they are managed and evaluated on a fair value basis. Changes in fair value are recognized in the income statement, except for changes in fair value due to change in credit risk which are recognized in Other comprehensive income.

31 Ericsson | Fourth Quarter and Full-Year Report 2018	Additional information

Summary of changes to classification of financial assets and financial liabilities

Type of asset	IAS 39 classification	IFRS 9 classification	Reason for IFRS 9 classification
Cash equivalents, interest-bearing securities, and derivatives (held for trading)	FVTPL	FVTPL	Held for trading portfolios are classified as FVTPL (no change).

Cash equivalents (not held for trading)	Loans and receivables	Amortized cost	These assets are held to collect contractual cash flows.

Interest-bearing securities (not held for trading)	Available-for-sale	FVTPL	These assets are not held for trading but are managed and evaluated on a fair value basis.

Trade receivables	Loans and receivables	FVOCI	Trade receivables are managed in a business model whose objective is achieved through both collection of contractual cash flows and selling of assets.

Customer financing	Loans and receivables	FVTPL	Customer finance assets are managed in a business model with the objective to realize cash flows through the sale of assets.

Investments in shares and participations (equity instruments)	Available-for-sale	FVTPL	This is an accounting policy choice under IFRS 9.

Borrowings by parent company	Amortized cost	Designated FVTPL	These borrowings are managed and evaluated on a fair value basis.

Fair value hedging and fair value hedge accounting

Fair value hedge accounting is no longer applied as of January 1, 2018.

Financial guarantees

Financial guarantee contracts are initially recognized at fair value (i.e., usually the fee received). Subsequently, these contracts are measured at the higher of:

•	The expected credit losses.

•	The recognized contractual fee less cumulative amortization when amortized over the guarantee period, using the straight-line-method.

Accounting policy - IFRS 15 “Revenue from Contracts with Customers”

IFRS 15, “Revenue from Contracts with Customers” establishes a new principle-based model of recognizing revenue from customer contracts. It introduces a five-step model that requires revenue to be recognized when control over goods and services are transferred to the customer.

The following paragraphs describes the types of contracts, when performance obligations are satisfied, and the timing of revenue recognition. They also describe the normal payment terms associated with such contracts and the resulting impact on the balance sheet over the duration of the contracts. The vast majority of Ericsson’s business is for the sale of standard products and services.

Standard products and services

Products and services are classified as standard solutions if they do not require significant installation and integration services to be delivered. Installation and integration services are generally completed within a short period of time, from the delivery of the related products. These products and services are viewed as separate distinct performance obligations. This type of customer contract is usually signed as a frame agreement and the customer issues individual purchase orders to commit to purchases of products and services over the duration of the agreement.

Revenue for standard products shall be recognized when control over the equipment is transferred to the customer at a point in time. This assessment shall be viewed from a customer’s perspective considering indicators such as transfer of titles and risks, customer acceptance, physical possession, and billing rights. For hardware sales, transfer of control is usually deemed to occur when the equipment arrives at the customer site and for software sales, when the licenses are made available to the customer. Contractual terms may vary, therefore judgment will be applied when assessing the indicators of transfer of control. Revenue for installation and integration services is recognized upon completion of the service.

Transaction prices under these contracts are mostly billed upon delivery of the hardware or software, and completion of installation services, although a proportion may be billed upon formal acceptance of the related installation services. This will result in a contract asset for the proportion of the transaction price that is not yet billed.

Revenue for recurring services such as customer support and managed services is recognized as the services are delivered, generally pro-rata over time. Transaction prices under these contracts are billed over time, often on a quarterly basis. Contract liabilities or receivables may arise depending on whether the quarterly billing is in advance or in arrears.

Contract for standard products and services applies to business in all segments.

Customized solution

Some products and services are sold together as part of a customized solution to the customer. This type of contract requires significant installation and integration services to be delivered within the solution, normally over a period of more than 1 year. These products and services are viewed together as a combined performance obligation. This type of contract is usually sold as a firm contract in which the scope of the solution and obligations of both parties are clearly defined for the duration of the contract.

32 Ericsson | Fourth Quarter and Full-Year Report 2018	Additional information

Revenue for the combined performance obligation shall be recognized over time if progress of completion can be reliably measured and enforceable right to payment exists over the duration of the contract. The progress of completion is estimated by reference to the output delivered such as achievement of contract milestones and customer acceptance. This method is considered appropriate as it reflects the nature of the customized solution and how integration service is delivered in these projects. Formal acceptance term is considered a key indicator of transfer of control for a customized solution and shall therefore be obtained prior to recognizing revenue. If the criteria above are not met, then all revenue shall be recognized upon the completion of the customized solution, when final acceptance is provided by the customer.

Transaction price under these contracts are represented by progress payments or billing milestones as defined in the contracts. In most cases, revenue recognized is limited to the progress payments or unconditional billing milestones over the duration of the contract, therefore no contract asset or contract liability arises on these contracts. In some contracts, revenue may be recognized in advance of billing milestones if enforceable payment rights exist at all times over the contract duration. This will result in a contract asset balance until billing milestones are reached.

Contract for customized solution applies to the Business Support Systems (BSS) business within the segment Digital Services and the Media Solutions business within the segment Emerging Business and Other.

Intellectual Property Rights (IPR)

This type of contract relates to the patent and licensing business. The Company has assessed that the nature of its IPR contracts is such that they provide customers a license with the right to access Ericsson intellectual properties over time, therefore revenue shall be recognized over the duration of the contract. Royalty revenue based on sales or usage is recognized when the sales and usage occurs.

The transaction price on these contracts is usually structured as a royalty fee based on sales or usage over the period, measured on a quarterly basis. This results in a receivable balance if the billing is performed the following quarter after measurement. Some contracts include lump sum amounts, payable either up front at commencement or on an annual basis. This results in a contract liability balance if payment is in advance of revenue, as revenue is recognized over time.

As described in Note C3 “Segment Information” of the Annual Report 2017, revenue from IPR licensing contracts are allocated to the segments Networks and Digital Services.

Impact of IFRS 9 and IFRS 15 on balance sheet items

	As reported at 31.12 2017	IFRS 15 restatement	Restated balance at 31.12.2017	IFRS 9 adjustment	Adjusted balance at 1.1.2018
ASSETS
Non-current assets
Deferred tax assets	21,228	735	21,963	288	22,251
Current assets
Inventories	24,960	587	25,547	—	25,547
Contract assets	—	13,120	13,120	—	13,120
Trade receivables	63,210	-15,105	48,105	-1,240	46,865
EQUITY AND LIABILITIES
Equity
Stockholder’s equity	99,540	-2,605	96,935	-983	95,952
Non-current liabilities
Borrowings, non-current	30,500	—	30,500	31	30,531
Current liabilities
Provisions	6,350	-67	6,283	—	6,283
Contract liabilities	—	29,076	29,076	—	29,076
Other current liabilities	62,370	-27,065	35,305	—	35,305

IFRS 16 - Leases

In January 2016, IASB issued a new lease standard, IFRS 16, that will replace IAS 17 Leases and the related interpretations IFRIC 4, SIC-15 and SIC-27. The definition of a lease is amended which impacts the accounting both from a lessee and lessor perspective. The new standard includes more specific guidance on if and when leasing is embedded in a service contract.

Accounting for lessees

The standard requires assets and liabilities arising from all leases, with some exceptions, to be recognized on the balance sheet. This model reflects that, at the start of a lease, the lessee always obtains the right to use an asset for a period of time and has an obligation to pay for that right. The main types of assets leased by the Company are, in the order of materiality, real estate, IT-equipment and vehicles. Vehicles are mainly used under service contracts.

Accounting for lessors

The accounting for lessors will be based on the same classification as of an operating or finance lease under IAS 17. This means that if the Company, as a lessor, substantially retains the ownership rights and obligations of the asset, then the lease is classified as an operating lease. On the contrary, the lease is classified as a finance lease if the ownership rights and obligations of the asset are transferred to the lessee.

33 Ericsson | Fourth Quarter and Full-Year Report 2018	Additional information

Impact at transition

The standard is effective for annual periods beginning on or after January 1, 2019. The Company will apply the new standard as from January 1, 2019. At transition, the Company will apply the practical expedient under IFRS 16 to not reassess whether a contract is, or contains, a lease. Therefore, the Company will apply the standard to contracts previously identified as leases, or as containing a lease under IAS 17 and IFRIC 4.

The Company will elect to implement the standard using the cumulative catch-up method, with the cumulative effect being adjusted to the opening retained earnings balance at transition date. There will be no restated information presented for previous years.

At transition, the Company, as a lessee, will recognize lease liabilities for leases previously classified as operating leases. The weighted average incremental borrowing rate to be applied to lease liabilities recognized in the balance sheet at the transition date is estimated to 5.4%. Right-of-use assets will for most contracts be recognized based on the amount equal to the related lease liability. For some larger real estate contracts right-of-use assets are recognized as if IFRS 16 had been applied since the commencement date, however, using the incremental borrowing rate as per the effective date. The asset value for these contracts is estimated to be SEK 0.3 billion lower than the related liabilities. It is this difference that causes the reduction of equity as per transition date.

The Company will also apply the following practical expedients when applying IFRS 16 at transition date:

•	The IAS 37 onerous lease contract measurement for the operating leases existing as per the effective date. This expedient will be applied as a substitute for the measurement of impairment for the related right-of-use as assets. Impairment testing will be applied going-forward.
•	Exclusion of initial direct costs from the measurement of the right-to-use asset at the date of initial recognition.

The Company does not expect material impact on lessor accounting at transition.

A new classification in the income statement will be made. Under IFRS 16, as a lessee, the finance cost is reported under finance costs while under operating leases they were embedded in the lease expenses, either as costs of sales or operating expenses.

The timing of the cash flows will not be impacted. The reported amortization of lease liabilities will, however, be reported as from effective date as financing cash flows and not operating cash flows as prior to 2019. The impact of this reclassification is in 2019 estimated to be SEK 2.0 billion.

Estimated opening balance sheet impact of IFRS 16 (discounted)

SEK billion	IFRS 16 adjustment
Right of use assets	9.1
Impairment provision reclassification	0.8
Lease liabilities current	-2.2
Lease liabilities non-current	-8.3
Equity	0.3
Other reclassification of balance sheet accounts due to IFRS 16	0.3

The estimated increase of right-of-use assets is SEK 9.1 billion presented in PP&E. This will increase the total asset value by 3%.

The previous impairment provisions for real estate have been reclassified as right-of-use asset allowances. There is no impact on the income statement.

Segment reporting

Changes applied in Q1 2018

As of Q1 2018, sales related to 3PP routing business are reported in Networks (earlier Digital Services). Comparative periods have been restated to reflect this change. In Q1 2018, these sales were SEK 151 (160) million.

Changes applied in Q2 2018

As of Q2 2018, sales related to Application Development and Maintenance (ADM) and certain sales related to Business Support Solution (BSS) was moved between segments Managed Services and Digital Services, with increased sales in Managed Services and a corresponding sales decrease in Digital Services (net effect of SEK 1.9 b in 2017). The corresponding impact on 2017 gross income was SEK 0.2 b (positive for Managed Services, negative for Digital Services). Historical data has been restated to reflect the organizational change.

34 Ericsson | Fourth Quarter and Full-Year Report 2018	Additional information

Net sales by segment by quarter

	2018				2017
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	41,641	35,934	32,393	28,602	37,077	31,871	31,699	31,638
Of which Products	29,803	25,336	22,319	19,473	25,404	21,734	21,281	21,858
Of which Services	11,838	10,598	10,074	9,129	11,673	10,137	10,418	9,780
Digital Services	13,007	8,987	8,833	7,262	11,820	8,930	9,901	8,101
Of which Products	7,462	4,582	4,467	3,947	6,452	4,859	5,370	4,327
Of which Services	5,545	4,405	4,366	3,315	5,368	4,071	4,531	3,774
Managed Services	6,881	6,465	6,528	5,896	6,898	6,618	6,673	6,283
Emerging Business and Other	2,280	2,424	2,054	1,651	2,086	1,994	2,008	1,781

Total	63,809	53,810	49,808	43,411	57,881	49,413	50,281	47,803

	2018				2017
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	16%	11%	13%	-23%	16%	1%	0%	—
Of which Products	18%	14%	15%	-23%	17%	2%	-3%	—
Of which Services	12%	5%	10%	-22%	15%	-3%	7%	—
Digital Services	45%	2%	22%	-39%	32%	-10%	22%	—
Of which Products	63%	3%	13%	-39%	33%	-10%	24%	—
Of which Services	26%	1%	32%	-38%	32%	-10%	20%	—
Managed Services	6%	-1%	11%	-15%	4%	-1%	6%	—
Emerging Business and Other	-6%	18%	24%	-21%	5%	-1%	13%	—

Total	19%	8%	15%	-25%	17%	-2%	5%	—

	2018				2017
Year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	12%	13%	2%	-10%	—	—	—	—
Of which Products	17%	17%	5%	-11%	—	—	—	—
Of which Services	1%	5%	-3%	-7%	—	—	—	—
Digital Services	10%	1%	-11%	-10%	—	—	—	—
Of which Products	16%	-6%	-17%	-9%	—	—	—	—
Of which Services	3%	8%	-4%	-12%	—	—	—	—
Managed Services	0%	-2%	-2%	-6%	—	—	—	—
Emerging Business and Other	9%	22%	2%	-7%	—	—	—	—

Total	10%	9%	-1%	-9%	—	—	—	—

	2018				2017
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	138,570	96,929	60,995	28,602	132,285	95,208	63,337	31,638
Of which Products	96,931	67,128	41,792	19,473	90,277	64,873	43,139	21,858
Of which Services	41,639	29,801	19,203	9,129	42,008	30,335	20,198	9,780
Digital Services	38,089	25,082	16,095	7,262	38,752	26,932	18,002	8,101
Of which Products	20,458	12,996	8,414	3,947	21,008	14,556	9,697	4,327
Of which Services	17,631	12,086	7,681	3,315	17,744	12,376	8,305	3,774
Managed Services	25,770	18,889	12,424	5,896	26,472	19,574	12,956	6,283
Emerging Business and Other	8,409	6,129	3,705	1,651	7,869	5,783	3,789	1,781

Total	210,838	147,029	93,219	43,411	205,378	147,497	98,084	47,803

	2018				2017
Year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	5%	2%	-4%	-10%	-6%	—	—	—
Of which Products	7%	3%	-3%	-11%	-4%	—	—	—
Of which Services	-1%	-2%	-5%	-7%	-8%	—	—	—
Digital Services	-2%	-7%	-11%	-10%	-9%	—	—	—
Of which Products	-3%	-11%	-13%	-9%	-10%	—	—	—
Of which Services	-1%	-2%	-8%	-12%	-8%	—	—	—
Managed Services	-3%	-3%	-4%	-6%	-8%	—	—	—
Emerging Business and Other	7%	6%	-2%	-7%	-9%	—	—	—

Total	3%	0%	-5%	-9%	-7%	—	—	—

35 Ericsson | Fourth Quarter and Full-Year Report 2018	Additional information

Sales growth adjusted for comparable units and currency*

	2018				2017
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	16%	9%	7%	-22%	—	—	—	—
Digital Services	45%	0%	16%	-38%	—	—	—	—
Managed Services	7%	-1%	6%	-11%	—	—	—	—
Emerging Business and Other	-6%	15%	18%	-20%	—	—	—	—

Total	19%	7%	9%	-24%	—	—	—	—

	2018				2017
Isolated quarter, year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	6%	5%	2%	-2%	—	—	—	—
Digital Services	5%	-6%	-12%	-3%	—	—	—	—
Managed Services	-5%	-8%	-3%	-4%	—	—	—	—
Emerging Business and Other	1%	11%	1%	-2%	—	—	—	—

Total	4%	1%	-1%	-2%	—	—	—	—

	2018				2017
Year to date, year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	3%	2%	0%	-2%	—	—	—	—
Digital Services	-4%	-7%	-8%	-3%	—	—	—	—
Managed Services	-5%	-5%	-3%	-4%	—	—	—	—
Emerging Business and Other	3%	3%	-1%	-2%	—	—	—	—

Total	1%	-1%	-2%	-2%	—	—	—	—

*	Sales growth adjusted for comparable units and currency has not been restated for 2017.

Gross income (loss) and gross margin by segment by quarter

	2018				2017
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	16,626	14,835	12,565	11,127	11,849	10,654	10,894	10,031
Digital Services	-1,240	3,208	3,458	2,892	1,113	2,620	3,289	-2,324
Managed Services	781	805	809	491	-691	-360	19	-542
Emerging Business and Other	212	782	501	348	245	367	427	336

Total	16,379	19,630	17,333	14,858	12,516	13,281	14,629	7,501

	2018				2017
Isolated quarters, As percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	39.9%	41.3%	38.8%	38.9%	32.0%	33.4%	34.4%	31.7%
Digital Services	-9.5%	35.7%	39.1%	39.8%	9.4%	29.3%	33.2%	-28.7%
Managed Services	11.4%	12.5%	12.4%	8.3%	-10.0%	-5.4%	0.3%	-8.6%
Emerging Business and Other	9.3%	32.3%	24.4%	21.1%	11.7%	18.4%	21.3%	18.9%

Total	25.7%	36.5%	34.8%	34.2%	21.6%	26.9%	29.1%	15.7%

	2018				2017
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	55,153	38,527	23,692	11,127	43,428	31,579	20,925	10,031
Digital Services	8,318	9,558	6,350	2,892	4,698	3,585	965	-2,324
Managed Services	2,886	2,105	1,300	491	-1,574	-883	-523	-542
Emerging Business and Other	1,843	1,631	849	348	1,375	1,130	763	336

Total	68,200	51,821	32,191	14,858	47,927	35,411	22,130	7,501

	2018				2017
Year to date, As percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	39.8%	39.7%	38.8%	38.9%	32.8%	33.2%	33.0%	31.7%
Digital Services	21.8%	38.1%	39.5%	39.8%	12.1%	13.3%	5.4%	-28.7%
Managed Services	11.2%	11.1%	10.5%	8.3%	-5.9%	-4.5%	-4.0%	-8.6%
Emerging Business and Other	21.9%	26.6%	22.9%	21.1%	17.5%	19.5%	20.1%	18.9%

Total	32.3%	35.2%	34.5%	34.2%	23.3%	24.0%	22.6%	15.7%

36 Ericsson | Fourth Quarter and Full-Year Report 2018	Additional information

Operating income (loss) and operating margin by segment by quarter

	2018				2017
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	6,850	5,656	3,544	3,371	1,945	2,375	3,424	2,711
Digital Services	-7,087	-1,784	-2,374	-2,607	-12,271	-3,770	-2,237	-9,004
Managed Services	285	409	299	100	-1,275	-727	-258	-1,829
Emerging Business and Other	-1,900	-1,040	-1,304	-1,176	-7,677	-1,530	-1,466	-3,154

Total	-1,852	3,241	165	-312	-19,278	-3,652	-537	-11,276

	2018				2017
Isolated quarters, As percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	16.5%	15.7%	10.9%	11.8%	5.2%	7.5%	10.8%	8.6%
Digital Services	-54.5%	-19.9%	-26.9%	-35.9%	-103.8%	-42.2%	-22.6%	-111.1%
Managed Services	4.1%	6.3%	4.6%	1.7%	-18.5%	-11.0%	-3.9%	-29.1%
Emerging Business and Other	-83.3%	-42.9%	-63.5%	-71.2%	-368.0%	-76.7%	-73.0%	-177.1%

Total	-2.9%	6.0%	0.3%	-0.7%	-33.3%	-7.4%	-1.1%	-23.6%

	2018				2017
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	19,421	12,571	6,915	3,371	10,455	8,510	6,135	2,711
Digital Services	-13,852	-6,765	-4,981	-2,607	-27,282	-15,011	-11,241	-9,004
Managed Services	1,093	808	399	100	-4,089	-2,814	-2,087	-1,829
Emerging Business and Other	-5,420	-3,520	-2,480	-1,176	-13,827	-6,150	-4,620	-3,154

Total	1,242	3,094	-147	-312	-34,743	-15,465	-11,813	-11,276

	2018				2017
Year to date As percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	14.0%	13.0%	11.3%	11.8%	7.9%	8.9%	9.7%	8.6%
Digital Services	-36.4%	-27.0%	-30.9%	-35.9%	-70.4%	-55.7%	-62.4%	-111.1%
Managed Services	4.2%	4.3%	3.2%	1.7%	-15.4%	-14.4%	-16.1%	-29.1%
Emerging Business and Other	-64.5%	-57.4%	-66.9%	-71.2%	-175.7%	-106.3%	-121.9%	-177.1%

Total	0.6%	2.1%	-0.2%	-0.7%	-16.9%	-10.5%	-12.0%	-23.6%

37 Ericsson | Fourth Quarter and Full-Year Report 2018	Additional information

EBITA and EBITA margin by segment by quarter

	2018				2017
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	6,916	5,722	3,618	3,461	2,032	2,460	3,509	2,892
Digital Services	-6,911	-1,608	-2,204	-2,443	-4,890	-3,577	-2,034	-8,246
Managed Services	288	411	303	105	-1,268	-726	-259	-1,825
Emerging Business and Other	-1,524	-940	-1,202	-1,088	-1,199	-1,430	-1,308	-2,222

Total	-1,231	3,585	515	35	-5,325	-3,273	-92	-9,401

	2018				2017
Isolated quarters As percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	16.6%	15.9%	11.2%	12.1%	5.5%	7.7%	11.1%	9.1%
Digital Services	-53.1%	-17.9%	-25.0%	-33.6%	-41.4%	-40.1%	-20.5%	-101.8%
Managed Services	4.2%	6.4%	4.6%	1.8%	-18.4%	-11.0%	-3.9%	-29.0%
Emerging Business and Other	-66.8%	-38.8%	-58.5%	-65.9%	-57.5%	-71.7%	-65.1%	-124.8%

Total	-1.9%	6.7%	1.0%	0.1%	-9.2%	-6.6%	-0.2%	-19.7%

	2018				2017
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	19,717	12,801	7,079	3,461	10,893	8,861	6,401	2,892
Digital Services	-13,166	-6,255	-4,647	-2,443	-18,747	-13,857	-10,280	-8,246
Managed Services	1,107	819	408	105	-4,078	-2,810	-2,084	-1,825
Emerging Business and Other	-4,754	-3,230	-2,290	-1,088	-6,159	-4,960	-3,530	-2,222

Total	2,904	4,135	550	35	-18,091	-12,766	-9,493	-9,401

	2018				2017
Year to date As a percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	14.2%	13.2%	11.6%	12.1%	8.2%	9.3%	10.1%	9.1%
Digital Services	-34.6%	-24.9%	-28.9%	-33.6%	-48.4%	-51.5%	-57.1%	-101.8%
Managed Services	4.3%	4.3%	3.3%	1.8%	-15.4%	-14.4%	-16.1%	-29.0%
Emerging Business and Other	-56.5%	-52.7%	-61.8%	-65.9%	-78.3%	-85.8%	-93.2%	-124.8%

Total	1.4%	2.8%	0.6%	0.1%	-8.8%	-8.7%	-9.7%	-19.7%

38 Ericsson | Fourth Quarter and Full-Year Report 2018	Additional information

Net sales by market area by quarter

	2018				2017
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	8,244	7,985	6,981	6,379	7,844	7,858	7,234	8,410
North East Asia	8,387	5,773	4,764	3,385	6,465	5,653	5,901	5,564
North America	17,999	14,933	14,337	11,317	14,685	12,319	12,970	12,027
Europe and Latin America 1) 2)	18,221	14,816	14,174	13,061	16,939	13,430	14,231	12,201
Middle East and Africa	6,516	5,722	5,626	5,765	7,581	6,297	5,731	5,356
Other 1) 2)	4,442	4,581	3,926	3,504	4,367	3,856	4,214	4,245

Total	63,809	53,810	49,808	43,411	57,881	49,413	50,281	47,803

1) Of which in Sweden	375	429	596	915	872	660	785	1,017
2) Of which in EU	10,319	8,481	8,619	8,522	10,822	8,635	8,687	8,328

	2018				2017
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	3%	14%	9%	-19%	0%	9%	-14%	—
North East Asia	45%	21%	41%	-48%	14%	-4%	6%	—
North America	21%	4%	27%	-23%	19%	-5%	8%	—
Europe and Latin America 1) 2)	23%	5%	9%	-23%	26%	-6%	17%	—
Middle East and Africa	14%	2%	-2%	-24%	20%	10%	7%	—
Other 1) 2)	-3%	17%	12%	-20%	13%	-8%	-1%	—

Total	19%	8%	15%	-25%	17%	-2%	5%	—

1) Of which in Sweden	-13%	-28%	-35%	5%	32%	-16%	-23%	—
2) Of which in EU	22%	-2%	1%	-21%	25%	-1%	4%	—

	2018				2017
Year-over-year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	5%	2%	-3%	-24%	—	—	—	—
North East Asia	30%	2%	-19%	-39%	—	—	—	—
North America	23%	21%	11%	-6%	—	—	—	—
Europe and Latin America 1) 2)	8%	10%	0%	7%	—	—	—	—
Middle East and Africa	-14%	-9%	-2%	8%	—	—	—	—
Other 1) 2)	2%	19%	-7%	-17%	—	—	—	—

Total	10%	9%	-1%	-9%	—	—	—	—

1) Of which in Sweden	-57%	-35%	-24%	-10%	—	—	—	—
2) Of which in EU	-5%	-2%	-1%	2%	—	—	—	—

	2018				2017
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	29,589	21,345	13,360	6,379	31,346	23,502	15,644	8,410
North East Asia	22,309	13,922	8,149	3,385	23,583	17,118	11,465	5,564
North America	58,586	40,587	25,654	11,317	52,001	37,316	24,997	12,027
Europe and Latin America 1) 2)	60,272	42,051	27,235	13,061	56,801	39,862	26,432	12,201
Middle East and Africa	23,629	17,113	11,391	5,765	24,965	17,384	11,087	5,356
Other 1) 2)	16,453	12,011	7,430	3,504	16,682	12,315	8,459	4,245

Total	210,838	147,029	93,219	43,411	205,378	147,497	98,084	47,803

1) Of which in Sweden	2,315	1,940	1,511	915	3,334	2,462	1,802	1,017
2) Of which in EU	35,941	25,622	17,141	8,522	36,472	25,650	17,015	8,328

	2018				2017
Year to date, year-over-year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	-6%	-9%	-15%	-24%	0%	—	—	—
North East Asia	-5%	-19%	-29%	-39%	-13%	—	—	—
North America	13%	9%	3%	-6%	1%	—	—	—
Europe and Latin America 1) 2)	6%	5%	3%	7%	-9%	—	—	—
Middle East and Africa	-5%	-2%	3%	8%	-9%	—	—	—
Other 1) 2)	-1%	-2%	-12%	-17%	-18%	—	—	—

Total	3%	0%	-5%	-9%	-7%	—	—	—

1) Of which in Sweden	-31%	-21%	-16%	-10%	-1%	—	—	—
2) Of which in EU	-1%	0%	1%	2%	-6%	—	—	—

39 Ericsson | Fourth Quarter and Full-Year Report 2018	Additional information

Top 5 countries in sales

	Q4		Jan-Dec
Country Percentage of Net sales	2018	2017	2018	2017
United States	30%	26%	29%	27%
China	9%	7%	7%	7%
India	3%	4%	4%	5%
Australia	3%	3%	4%	3%
Japan	4%	4%	3%	4%

Net sales by market area by segment

	Q4 2018					Jan-Dec 2018
SEK million	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	6,097	1,250	870	27	8,244	21,337	4,824	3,388	40	29,589
North East Asia	5,495	2,491	383	18	8,387	15,915	4,849	1,465	80	22,309
North America	13,985	2,770	1,220	24	17,999	46,452	8,358	3,680	96	58,586
Europe and Latin America	10,486	4,280	3,362	93	18,221	34,413	12,339	13,207	313	60,272
Middle East and Africa	3,638	1,829	1,046	3	6,516	13,300	6,284	4,030	15	23,629
Other	1,940	387	—	2,115	4,442	7,153	1,435	—	7,865	16,453

Total	41,641	13,007	6,881	2,280	63,809	138,570	38,089	25,770	8,409	210,838

Share of total	65%	20%	11%	4%	100%	66%	18%	12%	4%	100%

	Q4 2018
Sequential change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	5%	-2%	-1%	800%	3%
North East Asia	20%	199%	17%	-40%	45%
North America	19%	32%	17%	4%	21%
Europe and Latin America	20%	50%	6%	27%	23%
Middle East and Africa	16%	19%	0%	—	14%
Other	2%	1%	—	-8%	-3%

Total	16%	45%	6%	-6%	19%

	Q4 2018					Jan-Dec 2018
Year over year change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	3%	-3%	35%	440%	5%	-9%	1%	5%	400%	-6%
North East Asia	28%	57%	-33%	500%	30%	-2%	-11%	-22%	471%	-5%
North America	18%	33%	85%	-35%	23%	14%	4%	15%	-16%	13%
Europe and Latin America	18%	8%	-15%	2%	8%	14%	2%	-7%	12%	6%
Middle East and Africa	-13%	-22%	0%	-86%	-14%	-6%	-8%	0%	-67%	-5%
Other	2%	-28%	—	10%	2%	-7%	-8%	—	6%	-1%

Total	12%	10%	0%	9%	10%	5%	-2%	-3%	7%	3%

40 Ericsson | Fourth Quarter and Full-Year Report 2018	Additional information

IPR licensing revenues by segment by quarter

	2018				2017
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	1,759	1,755	1,486	1,522	1,731	1,640	1,670	1,724
Digital Services	387	385	326	334	380	360	366	379

Total	2,146	2,140	1,812	1,856	2,111	2,000	2,036	2,103

	2018				2017
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	6,522	4,763	3,008	1,522	6,765	5,034	3,394	1,724
Digital Services	1,432	1,045	660	334	1,485	1,105	745	379

Total	7,954	5,808	3,668	1,856	8,250	6,139	4,139	2,103

Provisions

	2018				2017
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	8,695	9,534	9,030	9,879	9,514	10,357	10,514	6,320
Additions	8,930	1,491	1,974	1,315	2,769	1,942	1,403	6,365
Utilization/Cash out	-1,436	-1,774	-1,486	-2,216	-2,186	-2,626	-1,324	-2,085
Of which restructuring	-656	-1,236	-832	-1,424	-1,204	-1,461	-1,075	-1,586
Reversal of excess amounts	-290	-127	-191	-117	-199	-32	-65	-66
Reclassification, translation difference and other	109	-429	207	169	-19	-127	-171	-20

Closing balance	16,008	8,695	9,534	9,030	9,879	9,514	10,357	10,514

Of which restructuring	6,438	2,960	4,029	3,524	4,043	3,458	4,003	4,059

	2018				2017
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	9,879	9,879	9,879	9,879	6,320	6,320	6,320	6,320
Additions	13,710	4,780	3,289	1,315	12,479	9,710	7,768	6,365
Utilization/Cash out	-6,912	-5,476	-3,702	-2,216	-8,221	-6,035	-3,409	-2,085
Of which restructuring	-4,148	-3,492	-2,256	-1,424	-5,326	-4,122	-2,661	-1,586
Reversal of excess amounts	-725	-435	-308	-117	-362	-163	-131	-66
Reclassification, translation difference and other	56	-53	376	169	-337	-318	-191	-20

Closing balance	16,008	8,695	9,534	9,030	9,879	9,514	10,357	10,514

Of which restructuring	6,438	2,960	4,029	3,524	4,043	3,458	4,003	4,059

41 Ericsson | Fourth Quarter and Full-Year Report 2018	Additional information

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2018				2017
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	1,080	1,088	951	856	1,105	739	1,018	1,015
Capitalized development expenses	195	151	325	254	138	126	315	865
IPR, brands and other intangible assets	27	—	1	—	315	1	19	1

Total	1,302	1,239	1,277	1,100	1,558	866	1,352	1,881

Depreciation, amortization and impairment losses
Property, plant and equipment	965	870	1,080	928	1,284	2,894	1,061	1,075
Capitalized development expenses	884	678	635	616	881	874	690	2,481
Goodwill, IPR, brands and other intangible assets	620	345	350	347	13,953	378	446	1,875

Total	2,469	1,893	2,065	1,891	16,118	4,146	2,197	5,431

	2018				2017
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	3,975	2,895	1,807	856	3,877	2,772	2,033	1,015
Capitalized development expenses	925	730	579	254	1,444	1,306	1,180	865
IPR, brands and other intangible assets	28	1	1	—	336	21	20	1

Total	4,928	3,626	2,387	1,110	5,657	4,099	3,233	1,881

Depreciation, amortization and impairment losses
Property, plant and equipment	3,843	2,878	2,008	928	6,314	5,030	2,136	1,075
Capitalized development expenses	2,813	1,929	1,251	616	4,926	4,045	3,171	2,481
Goodwill, IPR, brands and other intangible assets	1,662	1,042	697	347	16,652	2,699	2,321	1,875

Total	8,318	5,849	3,956	1,891	27,892	11,774	7,628	5,431

42 Ericsson | Fourth Quarter and Full-Year Report 2018	Additional information

Other information

	Oct-Dec		Jan-Dec
SEK million	2018	2017	2018	2017
Number of shares and earnings per share
Number of shares, end of period (million)	3,334	3,334	3,334	3,334
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,072	3,072	3,072	3,072
Number of treasury shares, end of period (million)	37	50	37	50
Number of shares outstanding, basic, end of period (million)	3,297	3,284	3,297	3,284
Numbers of shares outstanding, diluted, end of period (million)	3,323	3,324	3,323	3,324
Average number of treasury shares (million)	38	52	43	56
Average number of shares outstanding, basic (million)	3,296	3,283	3,291	3,277
Average number of shares outstanding, diluted (million) 1)	3,322	3,322	3,318	3,317
Earnings (loss) per share, basic (SEK)	-1.99	-5.63	-1.98	-9.94
Earnings (loss) per share, diluted (SEK) 1)	-1.99	-5.63	-1.98	-9.94
Earnings (loss) per share (Non-IFRS), diluted (SEK) 2)	-0.77	-1.09	0.27	-3.24
Ratios
Days sales outstanding	—	—	91	96
Inventory turnover days	58	59	70	66
Payable days	57	50	72	60
Alternative Performance Measures (APMs)
Equity ratio (%)	—	—	32.7%	37.5%
Return on equity (%)	-28.8%	-70.7%	-7.1%	-28.1%
Return on capital employed (%)	-5.6%	-47.6%	0.6%	-20.6%
Capital turnover (times)	1.7	1.4	1.4	1.2
Free cash flow	2,993	10,134	2,968	5,109
Cash conversion (%)	-4,374.5%	-278.9%	601.2%	-73.2%
Exchange rates used in the consolidation
SEK/EUR- closing rate	—	—	10.25	9.83
SEK/USD- closing rate	—	—	8.94	8.20

Other
Market area inventory, end of period	16,505	14,480	16,505	14,480
Export sales from Sweden	38,974	24,166	109,969	87,463

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Excluding amortizations and write-downs of acquired intangibles and restructuring charges.

Number of employees

	2018				2017
End of period	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South East Asia, Oceania and India	23,959	23,607	23,516	23,623	24,495	26,396	26,748	27,221
North East Asia	12,788	12,495	12,303	12,321	12,456	12,945	12,972	12,962
North America	9,727	9,459	9,510	9,798	10,009	10,665	11,073	11,253
Europe and Latin America 1)	44,621	44,695	45,743	47,528	49,231	50,832	53,173	54,194
Middle East and Africa	4,264	4,243	4,188	4,311	4,544	5,014	5,161	5,268

Total	95,359	94,499	95,260	97,581	100,735	105,852	109,127	110,898

1) Of which in Sweden	12,502	12,679	13,431	13,763	13,864	14,195	14,483	14,712

43 Ericsson | Fourth Quarter and Full-Year Report 2018	Additional information

Items excluding restructuring charges

Restructuring charges by function

	2018				2017
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-4,054	-204	-937	-743	-2,038	-817	-927	-1,460
Research and development expenses	-251	-214	-502	-326	147	-1,896	-344	-214
Selling and administrative expenses	-106	-134	-441	-103	-534	-106	-243	-69

Total	-4,411	-552	-1,880	-1,172	-2,425	-2,819	-1,514	-1,743

	2018				2017
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-5,938	-1,884	-1,680	-743	-5,242	-3,204	-2,387	-1,460
Research and development expenses	-1,293	-1,042	-828	-326	-2,307	-2,454	-558	-214
Selling and administrative expenses	-784	-678	-544	-103	-952	-418	-312	-69

Total	-8,015	-3,604	-3,052	-1,172	-8,501	-6,076	-3,257	-1,743

Restructuring charges by segment

	2018				2017
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-425	-128	-749	-479	-1,260	-1,409	-816	-1,343
of which cost of sales	-439	-63	-469	-415	-1,052	-430	-512	-1,153
of which operating expenses	14	-65	-280	-64	-208	-979	-304	-190
Digital Services	-3,545	-358	-882	-581	-686	-1,103	-454	-270
of which cost of sales	-3,369	-111	-303	-226	-609	-241	-242	-195
of which operating expenses	-176	-247	-579	-355	-77	-862	-212	-75
Managed Services	-70	-32	-123	-51	-376	-99	-115	-85
of which cost of sales	-69	-28	-103	-48	-326	-94	-113	-83
of which operating expenses	-1	-4	-20	-3	-50	-5	-2	-2
Emerging Business and Other	-371	-34	-126	-61	-103	-208	-129	-45
of which cost of sales	-177	-2	-62	-54	-51	-52	-60	-29
of which operating expenses	-194	-32	-64	-7	-52	-156	-69	-16

Total	-4,411	-552	-1,880	-1,172	-2,425	-2,819	-1,514	-1,743

	2018				2017
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-1,781	-1,356	-1,228	-479	-4,828	-3,568	-2,159	-1,343
of which cost of sales	-1,386	-947	-884	-415	-3,147	-2,095	-1,665	-1,153
of which operating expenses	-395	-409	-344	-64	-1,681	-1,473	-494	-190
Digital Services	-5,366	-1,821	-1,463	-581	-2,513	-1,827	-724	-270
of which cost of sales	-4,009	-640	-529	-226	-1,287	-678	-437	-195
of which operating expenses	-1,357	-1,181	-934	-355	-1,226	-1,149	-287	-75
Managed Services	-276	-206	-174	-51	-675	-299	-200	-85
of which cost of sales	-248	-179	-151	-48	-616	-290	-196	-83
of which operating expenses	-28	-27	-23	-3	-59	-9	-4	-2
Emerging Business and Other	-592	-221	-187	-61	-485	-382	-174	-45
of which cost of sales	-295	-118	-116	-54	-192	-141	-89	-29
of which operating expenses	-297	-103	-71	-7	-293	-241	-85	-16

Total	-8,015	-3,604	-3,052	-1,172	-8,501	-6,076	-3,257	-1,743

44 Ericsson | Fourth Quarter and Full-Year Report 2018	Items excluding restructuring charges

Gross income (loss) and gross margin excluding restructuring charges by segment

	2018				2017
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	17,065	14,898	13,034	11,542	12,901	11,084	11,406	11,184
Digital Services	2,129	3,319	3,761	3,118	1,723	2,860	3,531	-2,129
Managed Services	850	833	912	539	-365	-266	132	-459
Emerging Business and Other	389	784	563	402	295	420	488	364

Total	20,433	19,834	18,270	15,601	14,554	14,098	15,557	8,960

	2018				2017
Isolated quarters, As percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	41.0%	41.5%	40.2%	40.4%	34.8%	34.8%	36.0%	35.3%
Digital Services	16.4%	36.9%	42.6%	42.9%	14.6%	32.0%	35.7%	-26.3%
Managed Services	12.4%	12.9%	14.0%	9.1%	-5.3%	-4.0%	2.0%	-7.3%
Emerging Business and Other	17.1%	32.3%	27.4%	24.3%	14.1%	21.1%	24.3%	20.4%

Total	32.0%	36.9%	36.7%	35.9%	25.1%	28.5%	30.9%	18.7%

	2018				2017
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	56,539	39,474	24,576	11,542	46,575	33,674	22,590	11,184
Digital Services	12,327	10,198	6,879	3,118	5,985	4,262	1,402	-2,129
Managed Services	3,134	2,284	1,451	539	-958	-593	-327	-459
Emerging Business and Other	2,138	1,749	965	402	1,567	1,272	852	364

Total	74,138	53,705	33,871	15,601	53,169	38,615	24,517	8,960

	2018				2017
Year to date, As percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	40.8%	40.7%	40.3%	40.4%	35.2%	35.4%	35.7%	35.3%
Digital Services	32.4%	40.7%	42.7%	42.9%	15.4%	15.8%	7.8%	-26.3%
Managed Services	12.2%	12.1%	11.7%	9.1%	-3.6%	-3.0%	-2.5%	-7.3%
Emerging Business and Other	25.4%	28.5%	26.0%	24.3%	19.9%	22.0%	22.5%	20.4%

Total	35.2%	36.5%	36.3%	35.9%	25.9%	26.2%	25.0%	18.7%

45 Ericsson | Fourth Quarter and Full-Year Report 2018	Items excluding restructuring charges

Operating income (loss) and operating margin excluding restructuring charges by segment

	2018				2017
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	7,275	5,784	4,293	3,850	3,205	3,784	4,240	4,054
Digital Services	-3,542	-1,426	-1,492	-2,026	-11,585	-2,668	-1,783	-8,734
Managed Services	355	441	422	151	-898	-628	-143	-1,744
Emerging Business and Other	-1,529	-1,006	-1,178	-1,115	-7,575	-1,321	-1,337	-3,109

Total	2,559	3,793	2,045	860	-16,853	-833	977	-9,533

	2018				2017
Isolated quarters, As percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	17.5%	16.1%	13.3%	13.5%	8.6%	11.9%	13.4%	12.8%
Digital Services	-27.2%	-15.9%	-16.9%	-27.9%	-98.0%	-29.9%	-18.0%	-107.8%
Managed Services	5.2%	6.8%	6.5%	2.6%	-13.0%	-9.5%	-2.1%	-27.8%
Emerging Business and Other	-67.1%	-41.5%	-57.4%	-67.5%	-363.1%	-66.2%	-66.6%	-174.6%

Total	4.0%	7.0%	4.1%	2.0%	-29.1%	-1.7%	1.9%	-19.9%

	2018				2017
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	21,202	13,927	8,143	3,850	15,283	12,078	8,294	4,054
Digital Services	-8,486	-4,944	-3,518	-2,026	-24,770	-13,185	-10,517	-8,734
Managed Services	1,369	1,014	573	151	-3,413	-2,515	-1,887	-1,744
Emerging Business and Other	-4,828	-3,299	-2,293	-1,115	-13,342	-5,767	-4,446	-3,109

Total	9,257	6,698	2,905	860	-26,242	-9,389	-8,556	-9,533

	2018				2017
Year to date, As percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	15.3%	14.4%	13.4%	13.5%	11.6%	12.7%	13.1%	12.8%
Digital Services	-22.3%	-19.7%	-21.9%	-27.9%	-63.9%	-49.0%	-58.4%	-107.8%
Managed Services	5.3%	5.4%	4.6%	2.6%	-12.9%	-12.8%	-14.6%	-27.8%
Emerging Business and Other	-57.4%	-53.8%	-61.9%	-67.5%	-169.6%	-99.7%	-117.3%	-174.6%

Total	4.4%	4.6%	3.1%	2.0%	-12.8%	-6.4%	-8.7%	-19.9%

46 Ericsson | Fourth Quarter and Full-Year Report 2018	Items excluding restructuring charges

Alternative performance measures

This section includes a reconciliation of certain Alternative Performance Measures (APMs) to the most directly reconcilable line items in the financial statements. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation.

The APMs presented in this report may differ from similarly titled measures used by other companies.

For additional information, see Alternative Performance Measures in the Ericsson Annual Report 2017.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

	2018				2017
Isolated quarter, sequential change	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Reported net sales	63,809	53,810	49,808	43,411	—	—	—	—
Acquired/divested business	—	—	—	—	—	—	—	—
Net FX impact	41	-752	-2,460	423	—	—	—	—
Comparable net sales, excluding FX impact	63,850	53,058	47,348	43,834	—	—	—	—
Sales growth adjusted for comparable units and currency (%)	19%	7%	9%	-24%	—	—	—	—

	2018				2017
Isolated quarter, year over year change	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Reported net sales	63,809	53,810	49,808	43,411	—	—	—	—
Acquired/divested business	—	—	—	—	—	—	—	—
Net FX impact	-3,549	-3,748	-263	3,328	—	—	—	—
Comparable net sales, excluding FX impact	60,260	50,062	49,545	46,739	—	—	—	—
Sales growth adjusted for comparable units and currency (%)	4%	1%	-1%	-2%	—	—	—	—

	2018				2017
Year to date, year over year change	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	210,838	147,029	93,219	43,411	—	—	—	—
Acquired/divested business	—	—	—	—	—	—	—	—
Net FX impact	-4,232	-683	3,065	3,328	—	—	—	—
Comparable net sales, excluding FX impact	206,606	146,346	96,284	46,739	—	—	—	—
Sales growth adjusted for comparable units and currency (%)	1%	-1%	-2%	-2%	—	—	—	—

47 Ericsson | Fourth Quarter and Full-Year Report 2018	Alternative performance measures

Items excluding restructuring charges

Gross income, operating expenses, and operating income (loss) are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2018				2017
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross income	16,379	19,630	17,333	14,858	12,516	13,281	14,629	7,501
Net sales	63,809	53,810	49,808	43,411	57,881	49,413	50,281	47,803
Gross margin (%)	25.7%	36.5%	34.8%	34.2%	21.6%	26.9%	29.1%	15.7%
Gross income	16,379	19,630	17,333	14,858	12,516	13,281	14,629	7,501
Restructuring charges included in cost of sales	4,054	204	937	743	2,038	817	927	1,460
Gross income, excluding restructuring charges	20,433	19,834	18,270	15,601	14,554	14,098	15,556	8,961
Net sales	63,809	53,810	49,808	43,411	57,881	49,413	50,281	47,803
Gross margin, excluding restructuring charges (%)	32.0%	36.9%	36.7%	35.9%	25.1%	28.5%	30.9%	18.7%
Operating expenses	-17,964	-16,422	-17,205	-15,257	-18,863	-17,354	-15,417	-18,929
Restructuring charges included in R&D expenses	251	214	502	326	-147	1,896	344	214
Restructuring charges included in selling and administrative expenses	106	134	441	103	534	106	243	69
Operating expenses, excluding restructuring charges	-17,607	-16,074	-16,262	-14,828	-18,476	-15,352	-14,830	-18,646
Operating income (loss)	-1,852	3,241	165	-312	-19,278	-3,652	-537	-11,276
Net sales	63,809	53,810	49,808	43,411	57,881	49,413	50,281	47,803
Operating margin (%)	-2.9%	6.0%	0.3%	-0.7%	-33.3%	-7.4%	-1.1%	-23.6%
Operating income (loss)	-1,852	3,241	165	-312	-19,278	-3,652	-537	-11,276
Total restructuring charges	4,411	552	1,880	1,172	2,425	2,819	1,514	1,743
Operating income (loss), excluding restructuring charges	2,559	3,793	2,045	860	-16,853	-833	977	-9,533
Net sales	63,809	53,810	49,808	43,411	57,881	49,413	50,281	47,803
Operating margin, excluding restructuring charges (%)	4.0%	7.0%	4.1%	2.0%	-29.1%	-1.7%	1.9%	-19.9%

48 Ericsson | Fourth Quarter and Full-Year Report 2018	Alternative performance measures

Items excluding restructuring charges (continued)

	2018				2017
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	68,200	51,821	32,191	14,858	47,927	35,411	22,130	7,501
Net sales	210,838	147,029	93,219	43,411	205,378	147,497	98,084	47,803
Gross margin (%)	32.3%	35.2%	34.5%	34.2%	23.3%	24.0%	22.6%	15.7%
Gross income	68,200	51,821	32,191	14,858	47,927	35,411	22,130	7,501
Restructuring charges included in cost of sales	5,938	1,884	1,680	743	5,242	3,204	2,387	1,460
Gross income, excluding restructuring charges	74,138	53,705	33,871	15,601	53,169	38,615	24,517	8,961
Net sales	210,838	147,029	93,219	43,411	205,378	147,497	98,084	47,803
Gross margin, excluding restructuring charges (%)	35.2%	36.5%	36.3%	35.9%	25.9%	26.2%	25.0%	18.7%
Operating expenses	-66,848	-48,884	-32,462	-15,257	-70,563	-51,700	-34,346	-18,929
Restructuring charges included in R&D expenses	1,293	1,042	828	326	2,307	2,454	558	214
Restructuring charges included in selling and administrative expenses	784	678	544	103	952	418	312	69
Operating expenses, excluding restructuring charges	-64,771	-47,164	-31,090	-14,828	-67,304	-48,828	-33,476	-18,646
Operating income (loss)	1,242	3,094	-147	-312	-34,743	-15,465	-11,813	-11,276
Net sales	210,838	147,029	93,219	43,411	205,378	147,497	98,084	47,803
Operating margin (%)	0.6%	2.1%	-0.2%	-0.7%	-16.9%	-10.5%	-12.0%	-23.6%
Operating income (loss)	1,242	3,094	-147	-312	-34,743	-15,465	-11,813	-11,276
Total restructuring charges	8,015	3,604	3,052	1,172	8,501	6,076	3,257	1,743
Operating income (loss), excluding restructuring charges	9,257	6,698	2,905	860	-26,242	-9,389	-8,556	-9,533
Net sales	210,838	147,029	93,219	43,411	205,378	147,497	98,084	47,803
Operating margin, excluding restructuring charges (%)	4.4%	4.6%	3.1%	2.0%	-12.8%	-6.4%	-8.7%	-19.9%

49 Ericsson | Fourth Quarter and Full-Year Report 2018	Alternative performance measures

EBITA and EBITA margin

Earnings (loss) before interest, taxes, amortization and write-downs of acquired intangibles, also expressed as a percentage of net sales.

	2018				2017
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss)	-6,497	2,748	-1,802	-725	-18,493	-3,457	-457	-10,026
Taxes	3,930	-146	1,157	-128	-1,303	-516	-24	-1,682
Financial income and expenses	715	639	810	541	518	321	-56	432
Amortization and write-downs of acquired intangibles	621	344	350	347	13,953	379	445	1,875
EBITA	-1,231	3,585	515	35	-5,325	-3,273	-92	-9,401
Net sales	63,809	53,810	49,808	43,411	57,881	49,413	50,281	47,803
EBITA margin (%)	-1.9%	6.7%	1.0%	0.1%	-9.2%	-6.6%	-0.2%	-19.7%

	2018				2017
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	-6,276	221	-2,527	-725	-32,433	-13,940	-10,483	-10,026
Taxes	4,813	883	1,029	-128	-3,525	-2,222	-1,706	-1,682
Financial income and expenses	2,705	1,990	1,351	541	1,215	697	376	432
Amortization and write-downs of acquired intangibles	1,662	1,041	697	347	16,652	2,699	2,320	1,875
EBITA	2,904	4,135	550	35	-18,091	-12,766	-9,493	-9,401
Net sales	210,838	147,029	93,219	43,411	205,378	147,497	98,084	47,803
EBITA margin (%)	1.4%	2.8%	0.6%	0.1%	-8.8%	-8.7%	-9.7%	-19.7%

Cash conversion

Cash flow from operating activities divided by the sum of net income (loss) and adjustments to reconcile net income to cash, expressed as a percentage.

	2018				2017
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss)	-6,497	2,748	-1,802	-725	-18,493	-3,457	-457	-10,026
Net income reconciled to cash	-98	2,916	-259	-1,005	-4,001	-779	-142	-8,187
Cash flow from operating activities	4,287	2,040	1,442	1,573	11,159	-18	1	-1,541
Cash conversion (%)	-4374.5%	70.0%	-556.8%	-156.5%	-278.9%	2.3%	-0.7%	18.8%

	2018				2017
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	-6,276	221	-2,527	-725	-32,433	-13,940	-10,483	-10,026
Net income reconciled to cash	1,554	1,652	-1,264	-1,005	-13,109	-9,108	-8,329	-8,187
Cash flow from operating activities	9,342	5,055	3,015	1,573	9,601	-1,558	-1,540	-1,541
Cash conversion (%)	601.2%	306.0%	-238.5%	-156.5%	-73.2%	17.1%	18.5%	18.8%

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less interest-bearing liabilities (which include: non-current borrowings and current borrowings).

	2018				2017
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	38,389	36,058	37,049	36,697	35,884	26,210	21,446	32,954
+ Interest-bearing securities, current	6,625	6,591	8,304	5,453	6,713	6,526	10,754	13,548
+ Interest-bearing securities, non-current	23,982	23,014	21,501	27,104	25,105	22,405	22,122	19,124
Gross cash, end of period	68,996	65,663	66,854	69,254	67,702	55,141	54,322	65,626
- Borrowings, current	2,255	2,463	2,642	2,554	2,545	3,004	3,230	9,514
- Borrowings, non-current	30,870	31,187	31,131	31,134	30,500	28,039	27,100	27,823
Net cash, end of period	35,871	32,013	33,081	35,566	34,657	24,098	23,992	28,289

50 Ericsson | Fourth Quarter and Full-Year Report 2018	Alternative performance measures

Capital employed

Total assets less non-interest-bearing provisions and liabilities.

	2018				2017
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total assets	268,761	264,848	265,322	260,681	259,882	267,239	275,160	291,976

Non-interest-bearing provisions and liabilities
Provisions, non-current	5,471	3,420	2,819	2,597	3,596	3,930	4,794	4,867
Deferred tax liabilities	670	1,274	1,332	1,325	901	1,736	1,838	1,888
Other non-current liabilities	4,346	4,456	4,549	2,792	2,776	2,563	2,602	2,699
Provisions, current	10,537	5,275	6,715	6,435	6,283	5,584	5,563	5,647
Contract liabilities	29,348	30,108	30,959	30,391	29,076	26,185	28,657	29,930
Trade payables	29,883	28,914	28,563	26,453	26,320	23,559	25,266	26,077
Other current liabilities	38,891	36,323	35,746	37,888	35,305	33,395	32,599	37,323
Capital employed	149,615	155,078	154,639	152,800	155,625	170,287	173,841	183,545

Capital turnover

Annualized net sales divided by average capital employed.

	2018				2017
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	63,809	53,810	49,808	43,411	57,881	49,413	50,281	47,803
Annualized net sales	255,236	215,240	199,232	173,644	231,524	197,652	201,124	191,212
Average capital employed
Capital employed at beginning of period	155,078	154,639	152,800	155,625	170,287	173,841	183,545	185,667
Capital employed at end of period	149,615	155,078	154,639	152,800	155,625	170,287	173,841	183,545
Average capital employed	152,347	154,859	153,720	154,213	162,956	172,064	178,693	184,606
Capital turnover (times)	1.7	1.4	1.3	1.1	1.4	1.1	1.1	1.0

	2018				2017
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	210,838	147,029	93,219	43,411	205,378	147,497	98,084	47,803
Annualized net sales	210,838	196,039	186,438	173,644	205,378	196,663	196,168	191,212
Average capital employed
Capital employed at beginning of period	155,625	155,625	155,625	155,625	185,667	185,667	185,667	185,667
Capital employed at end of period	149,615	155,078	154,639	152,800	155,625	170,287	173,841	183,545
Average capital employed	152,620	155,352	155,132	154,213	170,646	177,977	179,754	184,606
Capital turnover (times)	1.4	1.3	1.2	1.1	1.2	1.1	1.1	1.0

51 Ericsson | Fourth Quarter and Full-Year Report 2018	Alternative performance measures

Return on capital employed

The annualized total of operating income (loss) plus financial income as a percentage of average capital employed.

	2018				2017
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating income (loss)	-1,852	3,241	165	-312	-19,278	-3,652	-537	-11,276
Financial income	-294	-225	275	-72	-124	-139	-27	-82
Annualized operating income (loss) + financial income	-8,584	12,064	1,760	-1,536	-77,608	-15,164	-2,256	-45,432
Average capital employed
Capital employed at beginning of period	155,078	154,639	152,800	155,625	170,287	173,841	183,545	185,667
Capital employed at end of period	149,615	155,078	154,639	152,800	155,625	170,287	173,841	183,545
Average capital employed	152,347	154,859	153,720	154,213	162,956	172,064	178,693	184,606
Return on capital employed (%)	-5.6%	7.8%	1.1%	-1.0%	-47.6%	-8.8%	-1.3%	-24.6%

	2018				2017
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Operating income (loss)	1,242	3,094	-147	-312	-34,743	-15,465	-11,813	-11,276
Financial income	-316	-22	203	-72	-372	-248	-109	-82
Annualized operating income (loss) + financial income	926	4,096	112	-1,536	-35,115	-20,951	-23,844	-45,432
Average capital employed
Capital employed at beginning of period	155,625	155,625	155,625	155,625	185,667	185,667	185,667	185,667
Capital employed at end of period	149,615	155,078	154,639	152,800	155,625	170,287	173,841	183,545
Average capital employed	152,620	155,352	155,132	154,213	170,646	177,977	179,754	184,606
Return on capital employed (%)	0.6%	2.6%	0.1%	-1.0%	-20.6%	-11.8%	-13.3%	-24.6%

Equity ratio

Equity, expressed as a percentage of total assets.

	2018				2017
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	87,770	95,953	93,560	93,466	97,571	112,710	119,887	122,434
Total assets	268,761	264,848	265,322	260,681	259,882	267,239	275,160	291,976
Equity ratio (%)	32.7%	36.2%	35.3%	35.9%	37.5%	42.2%	43.6%	41.9%

Return on equity

Annualized net income (loss) attributable to stockholders of the Parent Company as a percentage of average Stockholders’ equity.

	2018				2017
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss) attributable to stockholders of the parent company	-6,553	2,745	-1,885	-837	-18,476	-3,561	-471	-10,068
Annualized	-26,212	10,980	-7,540	-3,348	-73,904	-14,244	-1,884	-40,272
Average stockholders’ equity
Stockholders’ equity, beginning of period	95,087	92,689	92,703	96,935	112,095	119,177	121,698	134,582
Stockholders’ equity, end of period	86,978	95,087	92,689	92,703	96,935	112,095	119,177	121,698
Average stockholders’ equity	91,033	93,888	92,696	94,819	104,515	115,636	120,438	128,140
Return on equity (%)	-28.8%	11.7%	-8.1%	-3.5%	-70.7%	-12.3%	-1.6%	-31.4%

	2018				2017
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss) attributable to stockholders of the parent company	-6,530	23	-2,722	-837	-32,576	-14,100	-10,539	-10,068
Annualized	-6,530	31	-5,444	-3,348	-32,576	-18,800	-21,078	-40,272
Average stockholders’ equity
Stockholders’ equity, beginning of period	96,935	96,935	96,935	96,935	134,582	134,582	134,582	134,582
Stockholders’ equity, end of period	86,978	95,087	92,689	92,703	96,935	112,095	119,177	121,698
Average stockholders’ equity	91,957	96,011	94,812	94,819	115,759	123,339	126,880	128,140
Return on equity (%)	-7.1%	0.0%	-5.7%	-3.5%	-28.1%	-15.2%	-16.6%	-31.4%

52 Ericsson | Fourth Quarter and Full-Year Report 2018	Alternative performance measures

Earnings (loss) per share (non-IFRS)

Earnings (loss) per share, diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

	2018				2017
Isolated quarters, SEK	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Earnings (loss) per share, diluted	-1.99	0.83	-0.58	-0.25	-5.63	-1.09	-0.14	-3.08
Restructuring charges	1.06	0.12	0.41	0.30	0.37	0.73	0.38	0.46
Amortization and write-downs of acquired intangibles	0.16	0.08	0.08	0.06	4.17	0.07	0.09	0.43
Earnings (loss) per share (non-IFRS)	-0.77	1.03	-0.09	0.11	-1.09	-0.29	0.33	-2.19

	2018				2017
Year to date, SEK	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Earnings (loss) per share, diluted	-1.98	0.01	-0.83	-0.25	-9.94	-4.31	-3.22	-3.08
Restructuring charges	1.88	0.82	0.71	0.30	1.93	1.57	0.84	0.46
Amortization and write-downs of acquired intangibles	0.37	0.21	0.14	0.06	4.77	0.59	0.52	0.43
Earnings (loss) per share (non-IFRS)	0.27	1.04	0.02	0.11	-3.24	-2.15	-1.86	-2.19

Free cash flow and free cash flow excluding M&A

Free cash flow: Cash flow from operating activities less net capital expenditures and other investments.

Free cash flow excluding M&A: Cash flow from operating activities less net capital expenditures and other investments (excluding M&A).

	2018				2017
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	4,287	2,040	1,442	1,573	11,159	-18	1	-1,541
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	-1,080	-1,088	-951	-856	-1,105	-739	-1,018	-1,015
Sales of property, plant and equipment	57	102	52	123	898	12	37	69
Product development	-195	-151	-325	-254	-138	-126	-315	-865
Other investing activities	-96	-190	-398	161	-573	42	-42	110
Free cash flow excluding M&A	2,973	713	-180	747	10,241	-829	-1,337	-3,242
Acquisitions/divestments of subsidiaries and other operations, net	20	-425	-431	-449	-107	371	9	3
Free cash flow	2,993	288	-611	298	10,134	-458	-1,328	-3,239

	2018				2017
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	9,342	5,055	3,015	1,573	9,601	-1,558	-1,540	-1,541
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	-3,975	-2,895	-1,807	-856	-3,877	-2,772	-2,033	-1,015
Sales of property, plant and equipment	334	277	175	123	1,016	118	106	69
Product development	-925	-730	-579	-254	-1,444	-1,306	-1,180	-865
Other investing activities	-523	-427	-237	161	-463	110	68	110
Free cash flow excluding M&A	4,253	1,280	567	747	4,833	-5,408	-4,579	-3,242
Acquisitions/divestments of subsidiaries and other operations, net	-1,285	-1,305	-880	-449	276	383	12	3
Free cash flow	2,968	-25	-313	298	5,109	-5,025	-4,567	-3,239

53 Ericsson | Fourth Quarter and Full-Year Report 2018	Alternative performance measures